UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

EXPLANATORY NOTE

We are amending our Report of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on November 14, 2022 (the “Original Filing”) to amend and restate our interim financial statements for the nine-month period ended September 30, 2022 included in the Original Filing solely due to a change in the accounting method used to account for our acquisition of a minority interest in Vale S.A.   See note 3.2 to our interim financial statements for the nine-month period ended September 30, 2022 for further information.  Other than the set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filling.

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

September 30, 2022

1

2

A free translation from Portuguese into English of Independent Auditor’s Review Report on interim financial statements prepared in Brazilian currency in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and the rules issued by the Brazilian Securities and Exchange Commission (CVM)

Independent auditor’s review report on interim financial statements

To the Shareholders of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial statements, contained in the Quarterly Information Form (ITR) of Cosan S.A. (“Company”) for the quarter ended September 30, 2022, comprising the statement of financial position as of September 30, 2022 and the related statements of profit or loss and of comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Officers are responsible for preparation of the individual and consolidated interim financial statements in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of these statements in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial statements included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21

.

3

and IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matters

Restatement of the interim financial statements

We draw attention to Note 3.2 to the interim financial statements, which have been adjusted and are being restated to reflect the correction of an error in the accounting classification of financial assets related to the interest held by the Company on Vale S.A., as described in the referred Note. On November 11, 2022, we issued a review report with an unmodified conclusion on the Company’s interim financial statements, which are being restated. Our conclusion has not been adjusted due to this restatement and, therefore, our new review report, which replaces the previous one, does not contain any modification.

Restatement of corresponding figures

According to Note 3.1, which describes the effects of the review of the accounting practice adopted by the Company in 2022, the corresponding figures referring to the three and nine-month periods ended September 30, 2021, presented for comparison purposes, were adjusted and are being restated, as provided for in NBC TG 23 – Políticas Contábeis, Mudanças de Estimativa e Retificação de Erro. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The abovementioned interim financial statements include the individual and consolidated statements of value added (SVA) for the nine-month period ended September 30, 2022, prepared under Company’s Officers responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, according with the criteria of NBC TG 09 and consistently with the overall individual and consolidated interim financial statements.

São Paulo, February 28, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Clinton L. Fernandes

Contador CRC SP-205541/O

.

4

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2022	December 31, 2021	September 30, 2022 (Restated)	December 31, 2021
Assets
Cash and cash equivalents	5.1	2,401,907	1,718,077	15,487,103	16,174,130
Restricted cash	5.2	—	—	9,713	—
Marketable securities	5.2	387,085	893,087	2,554,716	4,372,696
Trade receivables	5.3	—	—	4,150,629	2,580,776
Derivative financial instruments	5.10	8,827	54,963	249,010	194,878
Inventories	7	—	—	1,847,260	1,149,304
Receivables from related parties	5.5	139,583	135,924	175,728	98,280
Income tax receivable		273,255	222,981	515,570	442,957
Other current tax receivable	6	22,757	33,616	1,447,085	921,472
Dividends receivable	17	423,384	540,091	320,198	519,965
Properties held for sale	11.5	—	—	8,048	—
Sector financial assets	5.9	—	—	298,719	489,601
Other financial assets	5.4	—	—	92,376	466
Other current assets		110,578	124,851	478,828	348,658
		3,767,376	3,723,590	27,634,983	27,293,183
Current assets held for sale	8	4,057	—	1,143,599	—
Total current assets		3,771,433	3,723,590	28,778,582	27,293,183

Trade receivables	5.3	—	—	148,724	165,077
Marketable securities	5.2	—	—	6,574,301	15,311
Restricted cash	5.2	33,953	31,181	109,256	58,990
Deferred tax assets	15	1,633,556	777,686	4,139,006	3,051,628
Receivables from related parties	5.5	413,890	393,440	315,683	318,211
Income tax receivable		—	—	488,918	344,059
Other non-current tax receivable	6	44,688	42,932	1,046,979	1,879,695
Judicial deposits	16	428,396	431,591	897,173	923,061
Derivative financial instruments	5.10	1,464,657	2,507,893	2,377,449	4,538,048
Sector financial assets	5.9	—	—	160,255	68,709
Other non-current assets		73,355	67,613	262,964	179,598
Other financial assets	5.4	—	—	—	319,727
Investments in subsidiaries and associates	9.1	22,835,824	14,787,469	3,248,378	780,067
Investments in joint venture	10	11,500,529	10,936,663	11,500,529	10,936,663
Property, plant and equipment	11.1	47,704	53,007	18,385,109	16,648,553
Intangible assets and goodwill	11.2	1,678	1,804	21,830,838	17,781,498
Contract asset	11.3	—	—	989,646	705,982
Right-of-use assets	11.4	21,341	34,171	8,086,609	7,947,267
Investment properties	11.5	—	—	3,935,653	3,886,696
Total non-current assets		38,499,571	30,065,450	84,497,470	70,548,840
Total assets		42,271,004	33,789,040	113,276,052	97,842,023

    The accompanying notes are an integral part of these interim financial statements.

5

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2022 (Restated)	December 31, 2021	September 30, 2022 (Restated)	December 31, 2021
Liabilities
Loans, borrowings and debentures	5.6	8,708,478	269,793	11,654,313	4,241,368
Lease liabilities	5.8	6,892	8,423	469,696	405,820
Derivative financial instruments	5.10	15,712	31,202	1,101,781	925,650
Trade payables	5.7	23,194	4,506	4,375,553	3,253,504
Employee benefits payables		48,848	57,393	578,414	552,991
Income tax payables		523	4,013	188,407	71,224
Other taxes payable	14	135,560	134,956	593,460	536,220
Dividends payable	17	671	754,282	197,213	799,634
Concessions payable	13	—	—	184,970	160,771
Payables to related parties	5.5	1,182,600	302,607	373,682	287,609
Sector financial liabilities	5.9	—	—	71,167	85,866
Other financial liabilities	5	—	—	1,011,341	726,423
Other current liabilities		368,154	368,188	2,287,956	909,956
		10,490,632	1,935,363	23,087,953	12,957,036
Liabilities related to assets held for sale	8	—	—	298,592	—
Total current liabilities		10,490,632	1,935,363	23,386,545	12,957,036

Loans, borrowings and debentures	5.6	4,666,869	7,894,463	40,069,012	41,417,669
Lease liabilities	5.8	21,733	31,624	3,087,224	2,861,858
Derivative financial instruments	5.10	291,043	110,278	656,647	150,511
Other taxes payable	14	146,517	141,423	152,180	146,889
Provision for legal proceedings	16	427,697	361,859	1,743,682	1,644,061
Concessions payable	13	—	—	3,000,494	2,893,477
Provision for uncovered liability of associates	9.1	98,437	356,442	—	—
Payables to related parties	5.5	9,404,510	7,397,822	—	—
Post-employment benefits	23	265	219	642,460	669,475
Deferred tax liabilities	15	—	—	4,838,631	3,818,056
Sector financial liabilities	5.9	—	—	1,518,151	1,286,417
Deferred revenue		141	—	626,292	36,440
Other financial liabilities	5	—	—	29,985	—
Other non-current liabilities		754,608	818,610	1,091,067	1,090,112
Total non-current liabilities		15,811,820	17,112,740	57,455,825	56,014,965
Total liabilities		26,302,452	19,048,103	80,842,370	68,972,001
Shareholders' equity	17
Share capital		8,402,544	6,365,853	8,402,544	6,365,853
Treasury shares		(51,874)	(69,064)	(51,874)	(69,064)
Additional paid-in capital		(1,665,793)	(1,690,235)	(1,665,793)	(1,690,235)
Accumulated other comprehensive loss		340,098	(521,609)	340,098	(521,609)
Retained earnings		8,573,565	10,655,992	8,573,565	10,655,992
Profit for the period		370,012	—	370,012	—
Equity attributable to:
Owners of the Company		15,968,552	14,740,937	15,968,552	14,740,937
Non-controlling interests	9.3	—	—	16,465,130	14,129,085
Total shareholders' equity		15,968,552	14,740,937	32,433,682	28,870,022
Total shareholders' equity and liabilities		42,271,004	33,789,040	113,276,052	97,842,023

    The accompanying notes are an integral part of these interim financial statements.

6

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company
	Note	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
General and administrative expenses	20	(77,575)	(214,121)	(95,262)	(205,009)
Other income (expense), net	21	(27,223)	27,456	(27,160)	(25,074)
Operating expenses		(104,798)	(186,665)	(122,422)	(230,083)
Result before equity in earnings of investees, finance results and taxes		(104,798)	(186,665)	(122,422)	(230,083)
Interest in earnings in subsidiaries and associates	9.1	1,046,594	2,343,296	4,252,565	6,048,170
Interest in earnings of joint venture	10	(414,887)	(153,558)	(288,197)	(362,696)
Equity in earnings of investees		631,707	2,189,738	3,964,368	5,685,474
Finance expense		(508,854)	(1,183,257)	(419,304)	(796,186)
Finance income		71,038	192,710	90,173	129,961
Foreign exchange, net		(313,494)	312,399	(876,397)	(236,111)
Net effect of derivatives		(141,076)	(1,810,783)	594,686	209,771
Finance results, net	22	(892,386)	(2,488,931)	(610,842)	(692,565)
Profit (loss) before taxes		(365,477)	(485,858)	3,231,104	4,762,826
Income taxes	15
Current		—	—	—	313
Deferred		350,591	855,870	33,577	82,706
		350,591	855,870	33,577	83,019
Profit (loss) for the period		(14,886)	370,012	3,264,681	4,845,845

7

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Consolidated
	Note	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021 (Restated)	January 1, 2021 to September 30, 2021 (Restated)
Net sales	19	11,507,301	28,983,273	6,890,471	18,157,271
Cost of sales	20	(8,698,843)	(22,166,959)	(5,099,251)	(13,668,850)
Gross profit		2,808,458	6,816,314	1,791,220	4,488,421
Selling expenses	20	(378,616)	(816,026)	(178,919)	(518,325)
General and administrative expenses	20	(563,979)	(1,397,568)	(407,177)	(988,868)
Other income (expense), net	21	(63,856)	(48,472)	(44,107)	205,365
Operating expenses		(1,006,451)	(2,262,066)	(630,203)	(1,301,828)
Profit before equity in earnings of investees, finance results and taxes		1,802,007	4,554,248	1,161,017	3,186,593
Interest in earnings of associates	9.1	254,652	293,545	15,577	32,396
Interest in earnings of joint venture	10	(414,885)	(153,558)	3,321,519	4,001,118
Equity in earnings of investees		(160,233)	139,987	3,337,096	4,033,514
Finance expense		(1,199,642)	(2,681,384)	(628,515)	(1,860,700)
Finance income		709,151	2,022,664	347,766	776,251
Foreign exchange, net		(572,510)	504,071	(1,416,858)	(177,129)
Net effect of derivatives		(291,684)	(3,691,234)	640,210	(392,470)
Finance results, net	22	(1,354,685)	(3,845,883)	(1,057,397)	(1,654,048)
Profit (loss) before taxes		287,089	848,352	3,440,716	5,566,059
Income taxes	15
Current		(378,889)	(985,483)	(140,918)	(371,859)
Deferred		532,668	1,205,703	58,222	67,201
		153,779	220,220	(82,696)	(304,658)
Profit (loss) for the period		440,868	1,068,572	3,358,020	5,261,401
Profit attributable to:
Owners of the Company		(14,886)	370,012	3,264,681	4,845,845
Non-controlling interests		455,754	698,560	93,339	415,556
		440,868	1,068,572	3,358,020	5,261,401
Earnings per share	18
Basic		(R$ 0.0080)	R$ 0.1980	R$1.7487	R$2.6580
Diluted		(R$ 0.0082)	R$ 0.1967	R$1.7461	R$2.6504

The accompanying notes are an integral part of these interim financial statements.

8

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company
	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Profit (loss) for the period	(14,886)	370,012	3,264,681	4,845,845
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	300,792	837,466	271,019	(26,289)
Result with cash flow hedge accounting	347	(4,022)	(605,113)	(610,453)
Actuarial gain with defined benefit plan net of tax	—	17,120	507	507
Change in fair value of financial assets	3,470	11,143	78	461
Total other comprehensive (loss) income, net of tax	304,609	861,707	(333,509)	(635,774)
Total comprehensive income for the period	289,723	1,231,719	2,931,172	4,210,071
	Consolidated
	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Profit (loss) for the period	440,868	1,068,572	3,358,020	5,261,401
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation effect	300,837	787,017	294,481	(17,349)
Result with cash flow hedge accounting	781	(2,959)	(605,119)	(610,917)
Actuarial gain with defined benefit plan net of tax	—	17,120	507	507
Changes in fair value of financial assets	6,940	22,286	77	461
	308,558	823,464	(310,054)	(627,298)
Total other comprehensive (loss) income, net of tax	308,558	823,464	(310,054)	(627,298)
Total comprehensive income for the period	749,426	1,892,036	3,047,966	4,634,103
Total comprehensive income attributable to:
Owners of the Company	289,725	1,231,719	2,931,172	4,210,071
Non-controlling interests	459,701	660,317	116,794	424,032
	749,426	1,892,036	3,047,966	4,634,103

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022
Profit for the period (Restated)	—	—	—	—	—	—	—	—	—	370,012	370,012	698,560	1,068,572
Other comprehensive income: (note 17)
Income (loss) on cash flow hedges	—	—	—	—	(4,022)	—	—	—	—	—	(4,022)	1,063	(2,959)
Foreign currency translation differences	—	—	—	—	837,466	—	—	—	—	—	837,466	(50,449)	787,017
Actuarial income (loss) on defined benefit plan	—	—	—	—	17,120	—	—	—	—	—	17,120	—	17,120
Change in fair value of financial assets (Restated)	—	—	—	—	11,143	—	—	—	—	—	11,143	11,143	22,286
Total other comprehensive income	—	—	—	—	861,707	—	—	—	—	370,012	1,231,719	660,317	1,892,036
Transactions with owners of the Company
Contributions and distributions:
Capital increase (note 17)	2,036,691	—	—	—	—	(348,753)	(1,423,757)	—	(264,181)	—	—	—	—
Share-based compensation	—	17,190	—	(19,394)	—	—	—	—	—	—	(2,204)	(7,008)	(9,212)
Dividends	—	—	—	—	—	—	(45,736)	—	—	—	(45,736)	(272,068)	(317,804)
Business combination (Note 9.2)	—	—	—	—	—	—	—	—	—	—	—	2,924,376	2,924,376
Transactions with share-based compensation	—	—	—	41,047	—	—	—	—	—	—	41,047	(12,889)	28,158
Total contributions and distributions	2,036,691	17,190	—	21,653	—	(348,753)	(1,469,493)	—	(264,181)	—	(6,893)	2,632,411	2,625,518
Changes in ownership interests
Acquisition of non-controlling interest (Note 9.3)	—	—	—	—	—	—	—	—	—	—	—	(888,450)	(888,450)
Change of shareholding interest in subsidiary (Note 9.3)	—	—	—	2,789	—	—	—	—	—	—	2,789	(68,233)	(65,444)
Total changes in ownership interests	—	—	—	2,789	—	—	—	—	—	—	2,789	(956,683)	(953,894)
Total transactions with owners of the Company	2,036,691	17,190	—	24,442	—	(348,753)	(1,469,493)	—	(264,181)	—	(4,104)	1,675,728	1,671,624
At September 30, 2022 (Restated)	8,402,544	(51,874)	737	(1,666,530)	340,098	—	8,402,544	171,021	—	370,012	15,968,552	16,465,130	32,433,682

The accompanying notes are an integral part of these financial statements.

10

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the period	—	—	—	—	—	—	—	—	—	4,845,845	4,845,845	415,556	5,261,401
Other comprehensive income: (note 17)
Income (loss) on cash flow hedges	—	—	—	—	(610,453)	—	—	—	—	—	(610,453)	(464)	(610,917)
Foreign currency translation differences	—	—	—	—	(26,289)	—	—	—	—	—	(26,289)	8,940	(17,349)
Actuarial income (loss) on defined benefit plan	—	—	—	—	507	—	—	—	—	—	507	—	507
Change in fair value of financial assets	—	—	—	—	461	—	—	—	—	—	461	—	461
Total other comprehensive income	—	—	—	—	(635,774)	—	—	—	—	4,845,845	4,210,071	424,032	4,634,103
Transactions with owners of the Company
Contributions and distributions:
Capital increase	638,375	—	—	(638,375)	—	—	—	—	—	—	—	1,622,306	1,622,306
Cancellation of treasury shares	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share-based compensation	—	14,440	—	(27,107)	—	—	—	—	—	—	(12,667)	(12,689)	(25,356)
Proposed dividends	—	—	—	—	—	—	(328,267)	—	(83,863)	—	(412,130)	(24,896)	(437,026)
Treasury shares acquired	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
Corporate reorganization	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Transactions with share-based compensation	—	—	—	(23,153)	—	—	—	—	—	—	(23,153)	22,860	(293)
Total contributions and distributions	638,375	506,578	—	(2,089,192)	—	—	(825,183)	—	(83,863)	—	(1,853,285)	12,443,715	10,590,430
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	957,660	—	—	—	—	—	—	957,660	(1,451,995)	(494,335)
Total changes in ownership interests	—	—	—	957,660	—	—	—	—	—	—	957,660	(1,451,995)	(494,335)
Total transactions with owner of the Company	638,375	506,578	—	(1,131,532)	—	—	(825,183)	—	(83,863)	—	(895,625)	10,991,720	10,096,095
At September 30, 2021	6,365,853	(77,363)	737	(2,071,616)	(888,384)	42,593	5,509,244	171,021	264,181	4,845,845	14,162,111	12,073,901	26,236,012

The accompanying notes are an integral part of these financial statements.

11

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2022 (Restated)	September 30, 2021	September 30, 2022 (Restated)	September 30, 2021
Cash flows from operating activities
Profit before taxes		(485,858)	4,762,826	848,352	5,566,059
Adjustments for:
Depreciation and amortization	20	10,461	9,705	2,162,751	1,564,523
Interest in earnings of associates	9.1	(2,343,296)	(6,048,170)	(293,545)	(32,396)
Interest in earnings of joint venture	10	153,558	362,696	153,558	(4,001,118)
Loss on disposals assets	21	1,858	61	27,343	13,110
Share-based payment	24	34,631	13,844	70,455	28,187
Change in fair value of investment property	11.5	—	—	(59,061)	—
Legal proceedings provision, receivables and tax installments	21	51,388	71,092	237,395	165,015
Interest and exchange, net		2,544,778	684,979	4,833,520	1,794,561
Gain from a bargain purchase	21	(92,946)	—	(92,946)	—
Sectorial financial assets and liabilities, net	5.9	—	—	209,528	240,166
Provisions for employee benefits		23,579	16,977	274,325	194,071
Allowance (return) for expected credit losses		—	—	16,262	(296)
Recovering tax credits		—	—	(74,330)	(650,685)
Gain (loss) in energy derivative operations		—	—	(181,782)	172,251
Other		13,043	(28,649)	86,737	12,763
		(88,804)	(154,639)	8,218,562	5,066,211
Changes in:
Trade receivables		—	—	(1,042,720)	(482,975)
Inventories		—	—	(243,785)	(268,849)
Other current tax, net		(5,899)	(18,211)	554,407	114,226
Income tax		(6,040)	(1,199)	(889,292)	(672,254)
Related parties, net		(163,883)	(10,836)	10,275	(134,317)
Trade payables		14,680	(2,029)	795,022	659,693
Employee benefits		(32,124)	(5,581)	(214,783)	(96,615)
Provision for legal proceedings		(5,506)	(6,985)	(220,888)	(84,059)
Other financial liabilities		—	—	213,246	103,661
Judicial deposits		7,112	(34,082)	(7,292)	(50,056)
Post-employment benefits		—	—	(72,007)	(22,610)
Lease and concession payable		—	—	(168,110)	(52,160)
Deferred revenue		—	—	592,601	—
Other assets and liabilities, net		(4,923)	(20,048)	17,500	(124,750)
		(196,583)	(98,971)	(675,826)	(1,111,065)
Net cash (used) generated in operating activities		(285,387)	(253,610)	7,542,736	3,955,146
Cash flows from investing activities
Capital contribution in associates		(6,442,536)	(89,635)	(52,308)	(88,271)
Acquisition of subsidiary, net of cash acquired	9.2	—	—	(5,122,805)	—
Sale (purchase) of marketable securities		569,590	(58,204)	(3,059,254)	1,403,234
Restricted cash		(2,772)	(30,494)	(36,841)	20,674
Dividends received from associates	17	97,402	201,816	65,928	11,848
Dividends received from joint venture	17	624,939	93,833	624,939	325,000
Acquisition of instruments designated at fair value		—	—	(157,979)	(23,286)
Acquisition of property, plant and equipment, intangible assets and contract assets		(1,168)	(251)	(3,246,976)	(2,887,645)
Resources from sale of investments	1.1.9	—	—	726,243	—
Proceeds from legal merger		—	353,601	—	8,125,855
Reclassification of assets held for sale	8	—	—	(217,119)	—
Cash received on sale of fixed assets, and intangible assets		—	—	6,166	3,090
Other		(300)	—	(435)	116
Net cash (used) generated in investing activities		(5,154,845)	470,666	(10,470,441)	6,890,615
12

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	9,450,210	2,000,000	14,231,104	9,630,222
Repayment of principal on loans, borrowings and debentures	5.6	—	(5,427)	(6,153,926)	(7,847,543)
Payment of interest on loans, borrowings and debentures	5.6	(653,068)	(262,407)	(2,447,313)	(1,355,112)
Payment of derivative financial instruments		(630,908)	(121,703)	(1,367,284)	(613,007)
Receipt of derivative financial instruments		226,684	209,887	318,059	775,485
Payment of derivative financial instruments, except debt		(235,290)	(226,516)	(235,290)	(226,516)
Receipt of derivative financial instruments, except debt		138,403	197,679	138,403	197,679
Repayment of principal on leases	5.8	(3,726)	(2,512)	(282,074)	(351,870)
Payment of interest on leases	5.8	(2,981)	(2,496)	(155,290)	(103,104)
Equity contribution from non-controlling interest		—	—	21,626	1,622,306
Related parties		(1,167,462)	(322,341)	—	—
Sale (purchase) of treasury shares		—	(4,778)	(25,084)	(34,529)
Acquisition of non-controlling interests		(6,082)	(290,230)	(468,221)	(697,708)
Dividends paid	17	(799,347)	(480,994)	(924,247)	(491,397)
Dividends paid for preference shares		—	—	—	(522,592)
Transactions with non-controlling interests		—	—	—	69,155
Sale of equity interest in subsidiaries		—	963	—	963
Share options exercised		—	(14,688)	(15,597)	(40,360)
Net cash generated in financing activities		6,316,433	674,437	2,634,866	12,072
Increase (decrease) in cash and cash equivalents		876,201	891,493	(292,839)	10,857,833
Cash and cash equivalents at the beginning of the period		1,718,077	1,149,267	16,174,130	4,614,053
Effect of foreign exchange rate changes		(192,371)	(6,967)	(394,188)	156,311
Cash and cash equivalents at the end of the period		2,401,907	2,033,793	15,487,103	15,628,197
Additional information
Income tax paid		—	—	532,647	441,033

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions

  Recognition of interest on equity decided by Raízen S.A. in the amount of R$ 126,522 (R$ 122,481 as of September 30, 2021) and by Compass Gás e Energia in the amount of R$ 69,197 (no impact as of September 30, 2021).

  Recognition of right of use in the amount of R$ 229,094 (R$ 75,710 as of September 30, 2021), related to the application of inflation indices and new contracts under the leasing standard (Note 5.8).

  For the period ended September 30, 2022, property, plant and equipment and intangible assets were acquired with payment in installments in the amount of R$ 39,121 (R$ 124,191 on September 30, 2021).

  Tax credits were used, in the amount of R$ 614,405, related to federal taxes, of which R$ 193,676 related to the payment of the annual adjustment for 2021 and R$ 420,729 for the period ended September 30, 2022 (R$ 47,739 for September 30, 2021, referring to the 2020 annual adjustment payment).

  In the period ended September 30, 2022, Rumo carried out a capital increase in subsidiaries totaling R$ 47,906, of which R$ 42,820 was realized via cash and R$ 5,086 through investment in property, plant and equipment. As of September 30, 2021, R$ 2,385,529 was fully paid up via cash.

Disclosure of interest and dividends

The Company classifies dividends and interest on equity received as cash flows from investing activities.

Interest received or paid is classified as cash flow from financing activities.

13

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2022 (Restated)	September 30, 2021	September 30, 2022 (Restated)	September 30, 2021
Revenues
Sales of products and services net of returns	—	—	34,579,820	21,854,308
Other operating revenues (expenses), net	93,038	20,845	133,421	300,427
Allowance for doubtful accounts	—	—	(12,265)	(732)
	93,038	20,845	34,700,976	22,154,003
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	12,049,413	12,477,940
Materials, energy, third party services, others	122,854	131,273	11,084,735	442,941
	122,854	131,273	23,134,148	12,920,881
Gross value added	(29,816)	(110,428)	11,566,828	9,233,122
Retention
Depreciation and amortization	10,461	9,705	2,162,751	1,564,523
	10,461	9,705	2,162,751	1,564,523
Net value added	(40,277)	(120,133)	9,404,077	7,668,599
Value added transferred in
Interest in earnings of subsidiaries	2,343,296	6,048,170	293,545	32,396
Interest in earnings of joint ventures	(153,558)	(362,696)	(153,558)	4,001,118
Finance income	192,710	129,961	1,848,093	776,251
	2,382,448	5,815,435	1,988,080	4,809,765
Value added to be distributed	2,342,171	5,695,302	11,392,157	12,478,364
Distribution of value added
Payroll and social charges	122,500	84,123	1,604,907	702,819
Direct remuneration	110,729	73,302	1,298,340	603,018
Benefits	7,012	5,083	248,929	70,310
FGTS and others	4,759	5,738	57,638	29,491
Taxes and contributions	(831,982)	(57,192)	2,823,401	4,083,844
Federal	(839,294)	(61,249)	665,309	1,680,380
State	—	—	1,998,289	2,336,281
Municipal	7,312	4,057	159,803	67,183
Finance expense and rents	2,681,641	822,526	5,895,277	2,430,300
Interest and exchange variation	2,624,610	779,664	5,533,078	2,167,039
Rents	—	—	128,551	20,862
Others	57,031	42,862	233,648	242,399
Non-controlling interests	—	—	698,560	415,556
Retained profit	370,012	4,845,845	370,012	4,845,845
	2,342,171	5,695,302	11,392,157	12,478,364

The accompanying notes are an integral part of these interim financial statements.

14

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly-held company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special Novo Mercado segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation headquartered in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

1.1 Recent developments and other events

1.1.1 Acquisition of control of Sulgás by the subsidiary Compass Um

On January 3, 2022, the subsidiary Compass Um Participações S.A. (“Compass Um”), concluded the acquisition of 51% of the share capital of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) for the amount of R$ 945,980, consequently obtaining the assumption of control of the concessionaire, as detailed in note 9.2.

1.1.2 Acquisition of control of TUP Porto São Luís by the subsidiary Atlântico Participações

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the share capital of Porto São Luís S.A. was concluded. (“Porto São Luís” or “Porto”), for the amount of R$411,224, with the transfer of control, held by São Luís Port Company S.A.R.L., a company of the China Communications Construction Company Limited (“CCCC”) group. The total amount paid totaled R$ 804,803. With the conclusion of this stage, the Company now holds 100% of the equity interest in Porto, as detailed in note 9.2.

1.1.3 Russian-Ukrainian conflict

After the outbreak of war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions of Ukraine. There has been an abrupt change in the geopolitical situation, with uncertainties about the duration of the conflict, changes in the scope of sanctions and retaliatory actions, including new laws. These new circumstances limit the freedom of operation of Cosan Group companies in the Russian region and lead to distortion and volatility in the level of activity. The war also contributed to increased volatility in currency markets, energy prices, raw materials and other input costs, as well as supply chain tensions and a rise in inflation in many countries.

Risks related to cybersecurity, loss of reputation, possible additional sanctions, export controls and other regulations (including restrictions on the transfer of funds to and from Russia) have increased. The ongoing war could continue to affect production and consumer demand. The Group assessed the consequences of the war in the Interim Financial Statements, mainly considering the impacts on the main judgments and significant estimates as detailed in the Financial Statements as of December 31, 2021, in addition to the operations that may be affected, such as:

  Transport volume of fertilizers;
  Sugarcane production, due to unfavorable conditions for obtaining fertilizer;
  Increase in oil prices, as a result of a more limited supply of Russian oil, could lead to a decrease in our margins and pressure on the acquisition costs of basic inputs, such as diesel oil;
  Debt and third-party capital for our financing and investment activities, impacted by measures taken by the Brazilian government and the Central Bank of Brazil to contain inflation, such as the increase in the basic interest rate;
  Acquisition of rail tracks by Rumo: Although Rumo is able to obtain rail tracks from other non-Russian suppliers, the prices charged and the timeframes required by these suppliers may not be as favorable as those that Rumo has obtained in the past.

15

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

To date, the impacts on the annual financial statements remain uncertain. The Group will continue to monitor the increased risk in these areas for material changes.

1.1.4 Senior Notes Prepayment 2025

On January 14, 2022, the subsidiary Rumo made the prepayment of Senior Notes 2025, in the amount of USD 500,000, equivalent to R$ 2,848,332, with original maturity in January 2025, according to the conditions established in the transaction agreement signed in January 2018.

1.1.5 Fourth issue of Cosan debentures

On May 6, 2022, Cosan issued debentures in the aggregate principal amount of R$1,500,000 divided into two tranches. The first tranche has a total principal amount of R$400,000, bears interest at a rate equal to the CDI plus 1.50% and matures in May 2028, with the principal being due upon maturity. The second tranche has a total principal amount of R$1,100,000, bears interest at a rate equal to the CDI plus 1.90% and matures in May 2032, with the principal due in the eighth, ninth and tenth years of the term.

1.1.6 Acquisition of investments in the Moove segment

On May 23, 2022, subsidiary Millennium Moove Corp, acquired 100% of Stryker Intermediate Holdings and its operating subsidiaries (together “PetroChoice”), a limited liability company in Delaware – USA. The entities are experts in comprehensive lubricant and contamination control solutions, serving a wide range of needs and industries.

On May 31, 2022, the subsidiary Moove also acquired 100% of the shares of Tirreno Indústria e Comércio de Produtos Químicos Ltda or “Tirreno”, a privately held company headquartered in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. More details can be seen in note 9.2.

1.1.7 Senior Notes 2023 Prepayment

On August 5, 2022, the Company prepaid the Senior Notes 2023, in the amount of U.S.$ 123,689 thousand, equivalent to R$ 652,953, with original maturity in March 2023, pursuant to the conditions established in the transaction agreement signed in March 2013. Settled swaps generated financial income of R$ 143,400.

1.1.8 Acquisition of Control of Commit by Compass

On July 11, 2022, the subsidiary Compass Gás e Energia concluded the acquisition of 51% of the share capital of Petrobras Gás S.A. (“Gaspetro”) for the amount of R$ 2,097,758, consequently obtaining the assumption of control. On July 12, 2022, the Gaspetro annouced the change of the corporate name to Commit Gás e Energia S.A. (“Commit”).

More details can be seen in note 9.2.

1.1.9 Sale of Commit Distributors

The distributors that were classified as available-for-sale assets on the date of the acquisition of Commit, were sold in the total amount of R$ 726,243, to shareholders who held preemptive rights, as shown below:

On July 21, 2022, the State of Paraíba exercised a preemptive right to acquire the 41.5% equity interest in PBGás held by Commit. The sale was concluded upon payment, in cash, of the amount of R$ 47,251.

16

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

On July 21, 2022, Termogás S.A. (“Termogás”) exercised preemptive rights to acquire the 24% equity interest in Cebgás held by Commit. The sale was concluded upon payment, in cash, of the amount of R$ 561.

On July 22, 2022, the State of Alagoas exercised its preemptive right to acquire the 12.06% equity interest in Algás held by Commit. The sale was concluded upon payment, in cash, of R$ 27,067. After this operation, Commit maintained a 29.44% interest in Algás.

On July 25, 2022, the State of Bahia exercised a preemptive right to acquire the 41.5% equity interest in BahiaGás held by Commit. The sale was concluded upon payment, in cash, of R$ 574,778.

On July 26, 2022, the State of Ceará exercised a preemptive right to acquire the 12.06% equity interest in Cegás held by Commit. The sale was concluded upon payment, in cash, of R$ 76,399. After this operation, Commit maintained a 29.44% interest in Cegás.

On July 29, 2022, Companhia Energética de Brasília (“CEB”) exercised a preemptive right to acquire the 8% equity interest in Cebgás held by Commit. The sale was concluded upon payment, in cash, of the amount of R$ 187.

Considering that the transactions are not, under the terms of the current legislation, subject to prior approval by the Conselho Administrativo de Defesa Econômica (“CADE”), there are no effects that suspend or prohibit the consummation of the transactions.

1.1.10 Acquisition of equity interest in Vale

During the fourth quarter ended December 31, 2022, Cosan completed the transaction related to the acquisition of a non-controlling interest in Vale S.A. ("Vale") which was divided into: (i) assets acquired; (ii) debt incurred; (iii) structured derivatives; and (iv) issuance of preferred shares.

Vale is a Brazilian mining company that operates in 20 countries that also operates in logistics – via railroads, ports, terminals and infrastructure – in energy.

(i)    Acquired assets

On October 14, 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”) completed the investment of R$16,924,680 in Vale, which consisted of the following steps: (a) acquisition of 1.55% of shares in the spot market for R$4,918,245 with exposure to share price changes; (b) purchase of 3.31% of shares in a private transaction for R$11,117,824 with partial protection via derivatives (Collar); and (c) purchase of a Call Spread instrument, which consists of another derivative protection (Collar) and a forward transaction (Collar with Forward) and enables the acquisition of an additional 1.6% of Vale's shares at a predetermined price per share for a total of R$888,611. The funds for this investment totaled R$17,315,178 and came from (i) total contracted debts of R$16,569,660; (ii) collar premium of R$499,197; and (iii) call spread collar premium of R$246,321.

Our Vale interest represent 4.95% of Vale's total outstanding shares and 4.61% of the total share capital as of January 31, 2023, the most current information available to the market.

17

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(ii)    Debt incurred

The following loans were contracted for the acquisition of assets:

Creditor	Value	Maturities	Charges (p.a)
JP Morgan S.A. (i)	5,141,775	10/01/2027	EUR + 3.28%
Citibank S.A. (i)	3,427,885	10/01/2027	JP¥ + 0.25%
Banco Bradesco BBI S.A.	4,000,000	09/27/2023	CDI+1.35%
Banco Itaú BBA S.A.	4,000,000	09/16/2023	CDI+1.35%
Total	16,569,660

(i)

The charges for these operations bear pre-fixed interest, raised in foreign currency for €1,009,650 thousand and JP¥95,298,449 thousand with JP Morgan S.A. and Citibank S.A., respectively. Subsequently, derivative financial instruments were structured for these financings, which converted such operations into Reais at a cost of CDI+0.45% p.a.

The financing from JP Morgan S.A. and Citibank is guaranteed by 100% of Vale's shares in the Collar structure, referring to Cosan Oito's 3.31% acquired stake.

(iii) Structured derivatives

For protection regarding the acquisition of the equity interest of 3.31%, derivatives were structured consisting of a combination of call and put positions (Collar) that mitigate the risk of Vale's share price devaluation below a certain value, while also allowing Cosan Oito to participate in future share value increases. At the inception of the transaction, a net premium of R$499,197 was received for the difference between the put and call options.

To safeguard the right to acquire the additional equity interest of 1.6%, derivatives were structured consisting of a combination of call and put options (Call Spread Collar) that mitigate share value depreciation while also allowing Cosan Oito to participate in future share value increases. At the inception of the transaction, a net premium of R$246,321 was received for the difference between the put and call options.

(iv) Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.3% and 26.9% of the share capital from the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gás e Energia and the Commercial Notes issued by Itaú BBA S.A. and Bradesco banks, respectively. As a result, Cosan Nove now holds 39.0% of Raízen's shares and Cosan Dez now holds 88.0% of Compass Gás e Energia's shares.

Cosan Nove and Cosan Dez redeemed in advance the commercial notes contributed for a total of R$8,229,987 (includes principal plus interest accrual until the redemption date) with the proceeds from the issuance of preferred shares described in item (ii).

18

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

2 Statement of compliance

These individual and consolidated interim financial statements were prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. The interim financial statements do not include all the information necessary for a complete set of financial statements prepared in accordance with IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of individual and consolidated Statements of Value Added (DVA) is required by Brazilian corporate law and accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2021 were not fully presented in this quarterly information.

The relevant information specific to the interim financial statements, and only these, are being evidenced and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by the Board of Directors on February 28, 2023.

3 Accounting policies

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2021, except for the mentions described in the respective explanatory notes that refer to the updates and changes described in note 3.1. All balances have been rounded to the nearest thousand, unless otherwise indicated.

3.1 Changes in the presentation and classification of the amortization expense of the intangible asset of the concession right

The indirect subsidiary Comgás applies the intangible asset model according to ICPC 01 / IFRIC 12 and CPC 04 / IAS 38 for accounting for natural gas distribution concession contracts. However, it is noted that the rules do not specify the classification of the amortization of the concession asset in the income statement. Thus, since the acquisition of Companhia de Gás de São Paulo – Comgás (“Comgás”), in November 2012, the Company applied an accounting policy consistent with the understanding of the essence of the operation at the time, classifying the amortization of the asset from concession as general and administrative expenses as it is not directly attributable to the gas distribution process to compose the sales costs.

19

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The advancement of the Brazilian market in the gas distribution segment and the entry of new market participants allowed the Company to reassess this policy on January 1, 2022, and to voluntarily change the presentation of the classification of the amortization of the concession agreement from general and administrative expenses to costs of sales, as it understands that such presentation provides more relevant information to the users of its financial statements, as it is more in line with the practices adopted by the market. This reclassification does not impact regulatory margins or the main indicators used by the Company.

The application of the change in accounting policy generated the following reclassification in the income statement in the comparative period:

	Consolidated
	July 1, 2021 to September 30, 2021	Reclassification	July 1, 2021 to September 30, 2021 (Restated)
Net sales	6,890,471	—	6,890,471
Cost of sales	(4,957,086)	(142,165)	(5,099,251)
Gross profit	1,933,385	(142,165)	1,791,220

Selling expenses	(178,919)	—	(178,919)
General and administrative expenses	(549,342)	142,165	(407,177)
Other income net	(44,107)	—	(44,107)
Operating income	(772,368)	142,165	(630,203)

Earnings before net financial result and taxes	1,161,017	—	1,161,017

Equity in earnings of investees	3,337,096	—	3,337,096

Finance results, net	(1,057,397)	—	(1,057,397)

Profit before taxes	3,440,716	—	3,440,716

Income tax (expenses) benefits	(82,696)	—	(82,696)

Profit for the period	3,358,020	—	3,358,020

20

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	January 1, 2021 to September 30, 2021	Reclassification	January 1, 2021 to September 30, 2021 (Restated)
Net sales	18,157,271	—	18,157,271
Cost of sales	(13,260,132)	(408,718)	(13,668,850)
Gross profit	4,897,139	(408,718)	4,488,421

Selling expenses	(518,325)	—	(518,325)
General and administrative expenses	(1,397,586)	408,718	(988,868)
Other income net	205,365	—	205,365
Operating income	(1,710,546)	408,718	(1,301,828)

Earnings before net financial result and taxes	3,186,593	—	3,186,593

Equity in earnings of investees	4,033,514	—	4,033,514
		—	—
Finance results, net	(1,654,048)	—	(1,654,048)

Profit before taxes	5,566,059	—	5,566,059

Income tax (expenses) benefits	(304,658)	—	(304,658)

Profit for the period	5,261,401	—	5,261,401

This reclassification was also reflected in the segment information, as detailed in note 4.

21

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

3.2 Correction of accounting recognition error of financial asset related to acquired Vale shares

As originally disclosed in the interim financial statements of September 30, 2022, the Company opted to irrevocably classify the Vale shares acquired in the spot market as an equity instrument, with subsequent measurement at fair value through other comprehensive income (“FVOCI”), in accordance with IFRS 9 (CPC48).

However, after further analysis by the Company, it was determined that electing these financial assets as FVOCI does not constitute the best practice for disclosing the Company's results, in order to report to our shareholders and the market in general, through our financial statements, Cosan's strategy.

In an analysis of the initial classification, it was determined that keeping the fair value variations of Vale's shares held by Cosan in other comprehensive income ("OCI") would result in an accounting mismatch, due to the existence of a financial asset whose fair value variations would be recorded in the OCI, while derivative financial instruments subsequently contracted with the purpose of protecting the Company from relevant impacts of the volatility of Vale's shares, would have their fair value variations recorded in the income statement for the year.

Additionally, the Company revisited the classification in the financial position of this financial investment in Vale, initially disclosed in current assets. Such investment was reclassified to non-current assets, as the Company does not intend to sell these shares in the short term, although these shares are extremely liquid and readily convertible into cash.

The accounting classification error was identified by the Company between the disclosure of September 30, 2022 and the disclosure of the financial statements of December 31, 2022. Therefore, we consider that the restatement is being carried out as provided for in CPC 23/IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors on a voluntary basis.

We present below the impacts of the restatement on the interim financial statements as of September 30, 2022.

Statements of financial position:

	Parent Company			Consolidated
	September 30, 2022			September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated
Assets
Marketable securities	387,085	—	387,085	9,044,339	(6,489,623)	2,554,716
Current assets	3,771,433	—	3,771,433	35,268,205	(6,489,623)	28,778,582
Marketable securities	—	—	—	84,678	6,489,623	6,574,301
Non-current assets	38,499,571	—	38,499,571	78,007,847	6,489,623	84,497,470
Total assets	42,271,004	—	42,271,004	113,276,052	—	113,276,052

Liabilities
Current liabilities	10,490,632	—	10,490,632	23,386,545	—	23,386,545
Non-current liabilities	15,811,820	—	15,811,820	57,455,825	—	57,455,825
Total liabilities	26,302,452	—	26,302,452	80,842,370	—	80,842,370

Shareholders’ equity
Accumulated Other comprehensive loss	527,120	(187,022)	340,098	527,120	(187,022)	340,098
Profit for the period	182,990	187,022	370,012	182,990	187,022	370,012
Total shareholders’ equity	15,968,552	—	15,968,552	32,433,682	—	32,433,682
Total shareholders’ equity and liabilities	42,271,004	—	42,271,004	113,276,052	—	113,276,052

22

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Statements of profit or loss:

	Parent Company
	July 1, 2022 to September 30, 2022			January 1, 2022 to September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated
Result before equity in earnings of invests, finance results and taxes	(104,798)	—	(104,798)	(186,665)	—	(186,665)
Equity in earnings of invests	859,572	187,022	1,046,594	2,156,274	187,022	2,343,296
Result before finance results and taxes	444,685	187,022	631,707	2,002,716	187,022	2,189,738
Finance results, net	(892,386)	—	(892,386)	(2,488,931)	—	(2,488,931)
Profit (loss) before taxes	(552,499)	187,022	(365,477)	(672,880)	187,022	(485,858)
Income taxes	350,591	—	350,591	855,870	—	855,870
Profit (loss) for the period	(201,908)	187,022	(14,886)	182,990	187,022	370,012

	Consolidated
	July 1, 2022 to September 30, 2022			January 1, 2022 to September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated

Gross profit	2,808,458	—	2,808,458	6,816,314	—	6,816,314

Operating expenses	(1,006,451)	—	(1,006,451)	(2,262,066)	—	(2,262,066)

Result before equity in earnings of invests, finance results and taxes	1,802,007	—	1,802,007	4,554,248	—	4,554,248

Equity in earnings of invests	(160,233)	—	(160,233)	139,987	—	139,987
Finance income	425,785	283,366	709,151	1,739,298	283,366	2,022,664
Finance results, net	(1,638,051)	283,366	(1,354,685)	(4,129,249)	283,366	(3,845,883)
Profit (loss) before taxes	3,723	283,366	287,089	564,986	283,366	848,352
Income taxes
Deferred	629,012	(96,344)	532,668	1,302,047	(96,344)	1,205,703
	250,123	(96,344)	153,779	316,564	(96,344)	220,220
Profit (loss) for the period	253,846	187,022	440,868	881,550	187,022	1,068,572
Earnings per share
Basic	(R$0.1081)	R$0.1001	(R$0.0080)	R$0.0979	R$0.1001	R$0.1980
Diluted	(R$0.1080)	R$0.0998	(R$0.0082)	R$0.0969	R$0.0998	R$0.1967

23

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Statements of other comprehensive income:

	Parent Company
	July 1, 2022 to September 30, 2022			January 1, 2022 to September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated
Profit (loss) for the period	(201,908)	187,022	(14,886)	182,990	187,022	370,012
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Change in fair value of financial assets	190,492	(187,022)	3,470	198,165	(187,022)	11,143
Total Other comprehensive (loss) income, net of tax	491,631	(187,022)	304,609	1,048,729	(187,022)	861,707
Total comprehensive income for the period	289,723	—	289,723	1,231,719	—	1,231,719

	Consolidated
	July 1, 2022 to September 30, 2022			January 1, 2022 to September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated
Profit (loss) for the period	253,846	187,022	440,868	881,550	187,022	1,068,572
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Change in fair value of financial assets	193,962	(187,022)	6,940	209,308	(187,022)	22,286
Total Other comprehensive (loss) income, net of tax	495,580	(187,022)	308,558	1,010,486	(187,022)	823,464
Total comprehensive income for the period	749,426	—	749,426	1,892,036	—	1,892,036

24

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Statement of cash flows:

	Parent Company			Consolidated
	September 30, 2022			September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated
Cash flows from operating activities
Profit before taxes	(672,880)	187,022	(485,858)	564,986	283,366	848,352
Adjustments for:
Interest in earning of associates	(2,156,274)	(187,022)	(2,343,296)	(293,545)	—	(293,545)
Interest and exchange, net	2,544,778	—	2,544,778	5,116,886	(283,366)	4,833,520
	(88,804)	—	(88,804)	8,218,562	—	8,218,562
Net cash (used) generated in operating activities	(285,387)	—	(285,387)	7,542,736	—	7,542,736

Net cash (used) generated in investing activities	(5,154,845)	—	(5,154,845)	(10,470,441)	—	(10,470,441)

Net cash generated in financing activities	6,316,433	—	6,316,433	2,634,866	—	2,634,866

Increase (decrease) in cash and cash equivalents	876,201	—	876,201	(292,839)	—	(292,839)
Cash and cash equivalents at the beginning of the period	1,718,077	—	1,718,077	16,174,130	—	16,174,130
Effect of foreign Exchange rate changes	(192,371)	—	(192,371)	(394,188)	—	(394,188)
Cash and cash equivalents at the end of the period	2,401,907	—	2,401,907	15,487,103	—	15,487,103

25

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Statement of value added:

	Parent Company			Consolidated
	September 30, 2022			September 30, 2022
	Presented	Adjustment	Restated	Presented	Adjustment	Restated

Net value added	(40,277)	—	(40,277)	9,404,077	—	9,404,077

Value added transferred in
Interest in earnings of subsidiaries	2,156,274	187,022	2,343,296	293,545	—	293,545
Finance income	192,710	—	192,710	1,564,727	283,366	1,848,093
	2,195,426	187,022	2,382,448	1,988,080	283,366	1,988,080
Value added to be distributed	2,155,149	187,022	2,342,171	11,392,157	283,366	11,392,157

Distribution of value added
Payroll and social charges	122,500	—	122,500	1,604,907	—	1,604,907

Taxes and contributions	(831,982)	—	(831,982)	2,823,401	96,344	2,823,401
Federal	(839,294)	—	(839,294)	568,965	96,344	665,309
Finance expense and rents	2,681,641	—	2,681,641	5,895,277	—	5,895,277
Retained profit	182,990	187,022	370,012	182,990	187,022	370,012
	2,155,149	187,022	2,342,171	11,392,157	283,366	11,392,157

26

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

4 Segment information

Segment information is used by the Company's senior management (the Chief Operating Decision Maker) to assess the performance of operating segments and make decisions regarding resource allocation. This information is prepared in a manner consistent with the accounting policies used in the preparation of the interim financial statements. The Company evaluates the performance of its operating segments based on earnings before interest, depreciation and amortization (“EBITDA - Earnings before interest, taxes, depreciation, and amortization”).

Reported segments:

  Raízen: operates in the production, sale, origination and trading of first and second generation ethanol and sugar. Raízen also operates in the commercialization, trading and integrated generation of energy from renewable sources, such as biomass, biogas and solar energy, and invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels and lubricants under the “Shell” brand in Brazil, Paraguay and Argentina, where it also has a refining operation. Raízen's operations also include Shell Select convenience stores and OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. After Raízen's corporate reorganization completed on June 1, 2021, our senior management now considers Raízen a single reportable segment. Accordingly, our previously reported segment information has been restated for all periods presented to reflect changes in reportable segments;

  Gas and Energy: its main activities are: (i) it mainly refers to the distribution of piped natural gas. The operating regions are in the Southeast, South, Center, North and Northeast of the country and serve clients in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors; and (ii) commercialization of electric energy, being the purchase and sale of electric energy to other traders, to consumers who have free choice of supplier and to other agents allowed by the legislation, (iii) other investments in the development process and corporate activities, including TRSP – Terminal de Regasificação de LNG de São Paulo S.A (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Edge II – Empresa de Geração de Energia S.A. (“Edge”);

  Moove: production and distribution of licensed Mobil branded lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and in the European market. In addition, under the Comma brand, it produces and distributes to European and Asian markets and corporate activities;

  Logistics: logistics services for rail transport, storage and port loading of goods, mainly grains and sugar, leasing of locomotives, wagons and other rail equipment, in addition to the operation of containers;

  Cosan Investments: management of agricultural properties, mining and logistics projects, digital platforms for logistics and financial services, in addition to investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation; and

Reconciliation:

  Cosan Corporate: In addition to the Company's corporate structure, which includes expenses with consulting services, personnel and lawsuits, the Cosan corporate segment includes the investment made in Vale, as well as other investments.

Although Raízen S.A. is an equity-accounted joint venture and is not proportionately consolidated, Management continues to review the segment information. The reconciliation of these segments is presented in the column “Deconsolidation of jointly-owned subsidiaries”.

27

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	July 1, 2022 to September 30, 2022 (Restated)
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	67,860,584	7,345,580	3,223,327	3,134,764	69,098	—	(67,860,584)	(17,303)	13,755,466
Domestic market (i)	67,860,584	7,345,580	3,056,469	3,045,541	69,098	—	(67,860,584)	(17,303)	13,499,385
External market (i)	—	—	166,858	89,223	—	—	—	—	256,081
Net sales	64,222,114	5,844,440	2,663,381	2,950,600	66,183	—	(64,222,114)	(17,303)	11,507,301
Cost of sales	(62,020,188)	(4,856,992)	(2,025,135)	(1,829,015)	(5,004)	—	62,020,188	17,303	(8,698,843)
Gross profit	2,201,926	987,448	638,246	1,121,585	61,179	—	(2,201,926)	—	2,808,458
Selling expenses	(1,432,024)	(44,150)	(323,088)	(8,884)	(2,494)	—	1,432,024	—	(378,616)
General and administrative expenses	(574,738)	(235,989)	(109,507)	(121,927)	(26,243)	(70,313)	574,738	—	(563,979)
Other income (expenses), net	(615,338)	(29,193)	3,212	(8,905)	(1,869)	(27,101)	615,338	—	(63,856)
Interest in earnings of associates	(39,224)	85,653	—	11,556	16,675	855,024	39,224	(714,256)	254,652
Interest in earnings of joint venture	—	—	—	—	—	(414,885)	—	—	(414,885)
Finance results, net	(1,165,218)	(117,152)	(35,936)	(611,729)	11,434	(601,302)	1,165,218	—	(1,354,685)
Finance expense	(864,256)	(308,028)	(38,884)	(354,572)	2,186	(500,344)	864,256	—	(1,199,642)
Finance income	262,070	23,329	28,741	293,564	5,092	358,425	(262,070)	—	709,151
Foreign exchange, net	(481,974)	(64,987)	(23,543)	(173,852)	4,156	(314,284)	481,974	—	(572,510)
Derivatives	(81,058)	232,534	(2,250)	(376,869)	—	(145,099)	81,058	—	(291,684)
Income tax (expense)benefit	655,421	(80,638)	63,069	(72,559)	(7,114)	251,021	(655,421)	—	153,779
Profit for the period	(969,195)	565,979	235,996	309,137	51,568	(7,556)	969,195	(714,256)	440,868
Profit (loss) attributable to:
Owners of the Company	(915,675)	421,610	165,215	93,150	34,276	(7,556)	915,675	(721,581)	(14,886)
Non-controlling interests	(53,520)	144,369	70,781	215,987	17,292	—	53,520	7,325	455,754
	(969,195)	565,979	235,996	309,137	51,568	(7,556)	969,195	(714,256)	440,868
Other select data
Depreciation and amortization	2,881,156	202,104	36,522	435,812	1,470	3,138	(2,881,156)	1	679,047
EBITDA	2,421,758	965,873	245,385	1,429,237	48,718	345,863	(2,421,758)	(714,255)	2,320,821
Additions to PP&E, intangible and contracts assets	1,922,276	417,825	42,764	606,924	7,520	285	(1,922,276)	—	1,075,318

Reconciliation of EBITDA
Profit for the period	(969,195)	565,979	235,996	309,137	51,568	(7,556)	969,195	(714,256)	440,868
Income tax and (expense) benefit	(655,421)	80,638	(63,069)	72,559	7,114	(251,021)	655,421	—	(153,779)
Finance results, net	1,165,218	117,152	35,936	611,729	(11,434)	601,302	(1,165,218)	—	1,354,685
Depreciation and amortization	2,881,156	202,104	36,522	435,812	1,470	3,138	(2,881,156)	1	679,047
EBITDA	2,421,758	965,873	245,385	1,429,237	48,718	345,863	(2,421,758)	(714,255)	2,320,821

(i)           Domestic markets: sales within the countries where each entity is located; external markets: sales export.

28

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2022 to September 30, 2022 (Restated)
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	195,375,824	18,626,438	7,930,411	8,075,580	207,707	—	(195,375,824)	(45,600)	34,794,536
Domestic market (i)	195,375,824	18,626,438	7,432,575	7,848,050	207,707	—	(195,375,824)	(45,600)	34,069,170
External market (i)	—	—	497,836	227,530	—	—	—	—	725,366
Net sales	183,941,704	14,746,639	6,461,114	7,621,593	199,527	—	(183,941,704)	(45,600)	28,983,273
Cost of sales	(176,745,172)	(12,155,714)	(4,979,370)	(5,060,460)	(17,015)	—	176,745,172	45,600	(22,166,959)
Gross profit	7,196,532	2,590,925	1,481,744	2,561,133	182,512	—	(7,196,532)	—	6,816,314
Selling expenses	(3,794,044)	(120,754)	(665,993)	(21,915)	(7,364)	—	3,794,044	—	(816,026)
General and administrative expenses	(1,817,722)	(529,382)	(275,186)	(325,481)	(77,087)	(190,432)	1,817,722	—	(1,397,568)
Other income (expenses), net	255,648	(60,114)	24,299	(93,497)	53,261	27,579	(255,648)	—	(48,472)
Interest in earnings of associates	(99,910)	85,654	—	26,724	16,618	1,898,204	99,910	(1,733,655)	293,545
Interest in earnings of joint venture	—	—	—	—	—	(153,558)	—	—	(153,558)
Finance results, net	(2,656,906)	(267,588)	(53,494)	(1,704,015)	7,065	(1,827,851)	2,656,906	—	(3,845,883)
Finance expense	(1,638,692)	(959,440)	(59,185)	(880,294)	5,430	(787,895)	1,638,692	—	(2,681,384)
Finance income	597,360	663,623	53,326	810,432	5,923	489,360	(597,360)	—	2,022,664
Foreign exchange, net	417,242	36,359	(5,795)	184,526	(4,288)	293,269	(417,242)	—	504,071
Derivatives	(2,032,816)	(8,130)	(41,840)	(1,818,679)	—	(1,822,585)	2,032,816	—	(3,691,234)
Income tax (expense)benefit	774,370	(237,713)	12,357	(171,934)	(22,543)	640,053	(774,370)	—	220,220
Profit for the period	(142,032)	1,461,028	523,727	271,015	152,462	393,995	142,032	(1,733,655)	1,068,572
Profit (loss) attributable to:
Owners of the Company	(207,968)	1,104,158	366,680	83,206	86,105	394,000	207,968	(1,664,136)	370,012
Non-controlling interests	65,936	356,870	157,047	187,809	66,358	(5)	(65,936)	(69,519)	698,560
	(142,032)	1,461,028	523,727	271,015	152,462	393,995	142,032	(1,733,655)	1,068,572
Other select data
Depreciation and amortization	7,182,686	580,119	86,026	1,482,133	3,959	10,514	(7,182,686)	—	2,162,751
EBITDA	8,923,190	2,546,448	650,890	3,629,097	171,899	1,592,307	(8,923,190)	(1,733,655)	6,856,986
Additions to PP&E, intangible and contract assets	6,549,352	1,179,488	66,743	1,977,274	22,303	1,168	(6,549,352)	—	3,246,976

Reconciliation of EBITDA
Profit for the period	(142,032)	1,461,028	523,727	271,015	152,462	393,995	142,032	(1,733,655)	1,068,572
Income tax and (expense) benefit	(774,370)	237,713	(12,357)	171,934	22,543	(640,053)	774,370	—	(220,220)
Finance results, net	2,656,906	267,588	53,494	1,704,015	(7,065)	1,827,851	(2,656,906)	—	3,845,883
Depreciation and amortization	7,182,686	580,119	86,026	1,482,133	3,959	10,514	(7,182,686)	—	2,162,751
EBITDA	8,923,190	2,546,448	650,890	3,629,097	171,899	1,592,307	(8,923,190)	(1,733,655)	6,856,986

(i)         Domestic markets: sales within the countries where each entity is located; external markets: sales export.

29

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	July 1, 2021 to September 30, 2021 (Restated)
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	51,939,174	4,243,139	2,042,450	2,108,555	2,139	(51,939,174)	(9,820)	8,386,463
Domestic market (i)	51,939,174	4,243,139	1,864,602	2,012,293	2,139	(51,939,174)	(9,820)	8,112,353
External market (i)	—	—	177,848	96,262	—	—	—	274,110
Net sales	48,324,180	3,315,562	1,617,204	1,965,570	1,955	(48,324,180)	(9,820)	6,890,471
Cost of sales	(45,742,762)	(2,434,144)	(1,284,284)	(1,389,276)	(1,367)	45,742,762	9,820	(5,099,251)
Gross profit	2,581,418	881,418	332,920	576,294	588	(2,581,418)	—	1,791,220
Selling expenses	(1,055,290)	(29,649)	(137,088)	(10,281)	(1,901)	1,055,290	—	(178,919)
General and administrative expenses	(510,162)	(113,656)	(66,226)	(126,561)	(100,734)	510,162	—	(407,177)
Other income (expenses), net	202,278	(10,843)	4,831	(10,936)	(27,159)	(202,278)	—	(44,107)
Interest in earnings of associates	(16,750)	—	—	7,829	677,057	16,750	(669,309)	15,577
Interest in earnings of joint venture	—	—	—	—	3,321,519	—	—	3,321,519
Finance results, net	(560,782)	(84,999)	(7,008)	(358,922)	(606,467)	560,782	—	(1,057,396)
Finance expense	(409,514)	(196,789)	(1,906)	(54,062)	(375,758)	409,514	—	(628,515)
Finance income	152,790	194,578	6,828	127,698	18,662	(152,790)	—	347,766
Foreign exchange, net	(1,048,448)	(60,697)	(24,088)	(486,445)	(845,628)	1,048,448	—	(1,416,858)
Derivatives	744,390	(22,091)	12,158	53,887	596,257	(744,390)	—	640,211
Income tax (expense)benefit	45,978	(12,337)	(44,249)	(26,746)	635	(45,978)	—	(82,697)
Profit for the period	686,690	629,934	83,180	50,677	3,263,538	(686,690)	(669,309)	3,358,020
Profit (loss) attributable to:
Owners of the Company	668,468	595,879	58,014	15,419	3,264,678	(668,468)	(669,309)	3,264,681
Non-controlling interests	18,222	34,055	25,166	35,258	(1,140)	(18,222)	—	93,339
	686,690	629,934	83,180	50,677	3,263,538	(686,690)	(669,309)	3,358,020
Other select data
Depreciation and amortization	1,873,628	143,512	22,183	466,813	4,486	(1,873,628)	—	636,994
EBITDA	3,075,122	870,782	156,620	903,158	3,873,856	(3,075,122)	(669,309)	5,135,107
Additions to PP&E, intangible and contract assets	1,299,936	308,035	10,306	774,459	2,314	(1,299,936)	—	1,095,114

Reconciliation of EBITDA
Profit for the period	686,690	629,934	83,180	50,677	3,263,538	(686,690)	(669,309)	3,358,020
Income tax and (expense) benefit	(45,978)	12,337	44,249	26,746	(635)	45,978	—	82,697
Finance results, net	560,782	84,999	7,008	358,922	606,467	(560,782)	—	1,057,396
Depreciation and amortization	1,873,628	143,512	22,183	466,813	4,486	(1,873,628)	—	636,994
EBITDA	3,075,122	870,782	156,620	903,158	3,873,856	(3,075,122)	(669,309)	5,135,107

(i)             Domestic markets: sales within the countries where each entity is located; external markets: sales export.

30

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2021 to September 30, 2021 (Restated)
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	129,512,460	11,109,908	5,674,376	5,276,432	3,511	(129,512,460)	(35,600)	22,028,627
Domestic market (i)	129,512,460	11,109,908	5,173,139	5,028,918	3,511	(129,512,460)	(35,600)	21,279,876
External market (i)	—	—	501,237	247,514	—	—	—	748,751
Net sales	119,674,028	8,712,761	4,510,089	4,966,814	3,207	(119,674,028)	(35,600)	18,157,271
Cost of sales	(112,091,858)	(6,958,004)	(3,509,452)	(3,234,213)	(2,781)	112,091,858	35,600	(13,668,850)
Gross profit	7,582,170	1,754,757	1,000,637	1,732,601	426	(7,582,170)	—	4,488,421
Selling expenses	(2,784,874)	(88,027)	(402,840)	(22,832)	(4,626)	2,784,874	—	(518,325)
General and administrative expenses	(1,233,910)	(305,998)	(191,830)	(271,516)	(219,524)	1,233,910	—	(988,868)
Other income (expenses), net	601,654	220,364	13,714	(3,774)	(24,939)	(601,654)	—	205,365
Interest in earnings of associates	(27,468)	—	—	10,555	1,686,239	27,468	(1,664,398)	32,396
Interest in earnings of joint venture	—	—	—	—	4,001,118	—	—	4,001,118
Finance results, net	(1,379,630)	(136,023)	(32,184)	(885,584)	(600,257)	1,379,630	—	(1,654,048)
Finance expense	(941,302)	(598,931)	(38,057)	(608,614)	(615,098)	941,302	—	(1,860,700)
Finance income	424,390	518,035	42,344	201,025	14,847	(424,390)	—	776,251
Foreign exchange, net	(713,384)	(33,036)	(47,210)	115,687	(212,570)	713,384	—	(177,129)
Derivatives	(149,334)	(22,091)	10,739	(593,682)	212,564	149,334	—	(392,470)
Income tax (expense)benefit	(778,658)	(22,805)	(149,365)	(136,571)	4,083	778,658	—	(304,658)
Profit for the period	1,979,284	1,422,268	238,132	422,879	4,842,520	(1,979,284)	(1,664,398)	5,261,401
Profit (loss) attributable to:
Owners of the Company	2,029,720	1,371,763	165,348	127,291	4,845,841	(2,029,720)	(1,664,398)	4,845,845
Non-controlling interests	(50,436)	50,505	72,784	295,588	(3,321)	50,436	—	415,556
	1,979,284	1,422,268	238,132	422,879	4,842,520	(1,979,284)	(1,664,398)	5,261,401
Other select data
Depreciation and amortization	4,479,930	411,859	73,435	1,067,506	11,723	(4,479,930)	—	1,564,523
EBITDA	8,617,502	1,992,955	493,116	2,512,540	5,450,417	(8,617,502)	(1,664,398)	8,784,630
Additions to PP&E, intangible and contract assets	3,529,974	813,407	24,385	2,044,967	4,887	(3,529,974)	—	2,887,646

Reconciliation of EBITDA
Profit for the period	1,979,284	1,422,268	238,132	422,879	4,842,520	(1,979,284)	(1,664,398)	5,261,401
Income tax and (expense) benefit	778,658	22,805	149,365	136,571	(4,083)	(778,658)	—	304,658
Finance results, net	1,379,630	136,023	32,184	885,584	600,257	(1,379,630)	—	1,654,048
Depreciation and amortization	4,479,930	411,859	73,435	1,067,506	11,723	(4,479,930)	—	1,564,523
EBITDA	8,617,502	1,992,955	493,116	2,512,540	5,450,417	(8,617,502)	(1,664,398)	8,784,630

(i)             Domestic markets: sales within the countries where each entity is located; external markets: sales export.

31

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2022
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	6,655,462	4,032,442	1,163,338	6,588,742	133,648	3,568,933	(6,655,462)	—	15,487,103
Marketable securities	116,490	868,627	362,894	863,091	157,650	6,876,755	(116,490)	—	9,129,017
Trade receivables	9,069,452	2,256,259	1,199,091	654,671	189,332	—	(9,069,452)	—	4,299,353
Derivative financial instruments - assets	7,801,720	226,816	1,274	883,857	—	1,514,512	(7,801,720)	—	2,626,459
Inventories	17,464,414	129,414	1,498,311	219,465	69	1	(17,464,414)	—	1,847,260
Sectorial financial assets	—	458,974	—	—	—	—	—	—	458,974
Other financial assets	276,052	—	661	—	—	91,715	(276,052)	—	92,376
Other current assets	10,900,178	1,121,116	377,134	1,793,273	186,376	1,426,974	(10,900,178)	(806,104)	4,098,769
Other non-current assets	8,522,270	982,538	289,602	3,305,504	833	2,935,430	(8,522,270)	(253,928)	7,259,979
Investments in associates	—	2,542,385	—	79,157	66,585	16,581,912	—	(16,021,661)	3,248,378
Investments in joint venture	1,385,362	—	—	—	—	11,500,529	(1,385,362)	—	11,500,529
Biological assets	2,174,944	—	—	—	—	—	(2,174,944)	—	—
Investment properties	—	—	—	—	3,935,653	—	—	—	3,935,653
Contract assets	3,186,162	976,072	13,573	1	—	—	(3,186,162)	—	989,646
Right-of-use assets	9,590,840	81,569	180,930	7,798,881	3,888	21,341	(9,590,840)	—	8,086,609
Property, plant and equipment	24,132,996	566,212	851,338	16,526,906	380,086	60,567	(24,132,996)	—	18,385,109
Intangible assets and goodwill	9,303,516	11,818,228	2,751,606	6,804,971	454,311	1,722	(9,303,516)	—	21,830,838
Loans, borrowings and debentures	(34,607,424)	(8,010,842)	(3,181,416)	(16,780,954)	—	(23,750,113)	34,607,424	—	(51,723,325)
Derivative financial instruments - liabilities	(6,140,692)	(238,102)	(16,477)	(1,197,095)	—	(306,754)	6,140,692	—	(1,758,428)
Trade payables	(17,301,732)	(2,017,112)	(1,755,187)	(578,642)	(1,368)	(23,244)	17,301,732	—	(4,375,553)
Employee benefits payable	(939,228)	(161,508)	(96,853)	(264,924)	(6,301)	(48,828)	939,228	—	(578,414)
Sectorial financial liabilities	—	(1,589,318)	—	—	—	—	—	—	(1,589,318)
Other current liabilities	(6,228,094)	(983,894)	(412,872)	(1,713,835)	(282,658)	(1,794,935)	6,228,094	52,573	(5,135,621)
Leases	(10,407,918)	(73,968)	(176,205)	(3,274,130)	(3,993)	(28,624)	10,407,918	—	(3,556,920)
Other non-current liabilities	(8,216,984)	(3,353,372)	(420,013)	(6,419,238)	(276,234)	(2,659,346)	8,216,984	1,003,412	(12,124,791)
Total assets (net of liabilities) allocated by segment	26,737,786	9,632,536	2,630,729	15,289,701	4,937,877	15,968,547	(26,737,786)	(16,025,708)	32,433,682
Total assets	110,579,858	26,060,652	8,689,752	45,518,519	5,508,431	44,580,391	(110,579,858)	(17,081,693)	113,276,052
Shareholders' equity attributable to:
Equity attributable to owners of the Company	24,850,344	7,533,196	2,629,997	15,061,024	2,978,446	15,968,547	(24,850,344)	(28,202,658)	15,968,552
Non-controlling interests	1,887,442	2,099,340	732	228,677	1,959,431	—	(1,887,442)	12,176,950	16,465,130
Total shareholders' equity	26,737,786	9,632,536	2,630,729	15,289,701	4,937,877	15,968,547	(26,737,786)	(16,025,708)	32,433,682

32

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	December 31, 2021
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments - assets	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	2	(14,297,068)	—	1,149,304
Sectorial financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,152)	2,331,332
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,558	(8,562,180)	(240,675)	6,755,240
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investments in joint venture	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Investment properties	—	—	—	—	3,886,696	—	—	—	3,886,696
Contract assets	2,941,390	684,970	21,011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
Property, plant and equipment	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets and goodwill	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Loans, borrowings and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,153)	26,967,092	—	(45,659,036)
Derivative financial instruments - liabilities	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Trade payables	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payable	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sectorial financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,091)	9,591,918	148,171	(3,491,829)
Leases	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,358)	10,685,524	—	(3,267,682)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,341)	8,647,572	761,666	(10,298,513)
Total assets (net of liabilities) allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022
Total assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,649	(110,136,182)	(14,704,944)	97,842,021
Shareholders' equity attributable to:
Equity attributable to owners of the Company	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling interests	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders' equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

33

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

4.1 Net revenue by segment

	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Reported segment

Raízen
Ethanol	7,353,646	21,440,624	7,985,640	18,559,465
Sugar	7,471,952	17,124,240	2,356,692	8,784,506
Gas	16,063,070	50,063,241	14,802,193	36,519,830
Diesel	29,263,615	80,920,987	18,897,550	48,592,870
Cogeneration	1,330,872	2,827,998	1,932,298	2,749,881
Other	2,738,959	11,564,614	2,349,807	4,467,476
	64,222,114	183,941,704	48,324,180	119,674,028

Natural gas distribution
Industrial	4,044,571	9,914,098	1,978,970	5,171,900
Residential	603,121	1,554,189	484,365	1,189,394
Cogeneration	238,087	712,405	177,944	455,774
Automotive	252,155	755,529	99,438	235,530
Commercial	210,049	564,430	126,070	310,449
Construction revenue	330,300	798,360	227,262	669,760
Other	105,338	271,784	83,829	141,621
	5,783,621	14,570,795	3,177,878	8,174,428
Electricity trading	60,819	175,844	137,684	538,333
Gas and Energy	5,844,440	14,746,639	3,315,562	8,712,761

Moove
Finished goods	2,390,915	5,835,194	1,234,031	3,768,837
Base oil	160,316	410,922	106,030	393,575
Services	112,150	214,998	277,143	347,677
	2,663,381	6,461,114	1,617,204	4,510,089

Logistics
North operations	2,299,074	5,988,513	1,448,390	3,658,443
South operations	519,477	1,301,062	428,825	1,111,147
Container operations	132,049	332,018	88,355	197,224
	2,950,600	7,621,593	1,965,570	4,966,814

Cosan Investments
Lease and sale of properties	62,507	191,791	—	—
Digital platforms	815	2,326	—	—
Logistical services	2,861	5,410	—	—
	66,183	199,527	—	—

Reconciliation
Cosan Corporate	—	—	1,955	3,207
Deconsolidated effects and eliminations	(64,239,417)	(183,987,304)	(48,334,000)	(119,709,628)
Total	11,507,301	28,983,273	6,890,471	18,157,271

34

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5 Financial assets and liabilities

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	September 30, 2022	December 31, 2021	September 30, 2022 (restated)	December 31, 2021
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	7,849	683,036	667,297	1,680,328
Marketable securities	5.2	387,085	893,087	9,129,017	4,388,007
Other financial assets	5.4	—	—	92,376	320,193
Derivate financial instruments	5.10	1,473,484	2,562,856	2,626,459	4,732,926
		1,868,418	4,138,979	12,515,149	11,121,454
Amortized cost
Cash and cash equivalents	5.1	2,394,058	1,035,041	14,819,806	14,493,802
Trade receivables	5.3	—	—	4,299,353	2,745,853
Restricted cash	5.2	33,953	31,181	118,969	58,990
Receivables from related parties	5.5	553,473	529,364	491,411	416,491
Sector financial assets	5.9	—	—	458,974	558,310
Dividends receivable	17	423,384	540,091	320,198	519,965
		3,404,868	2,135,677	20,508,711	18,793,411
Total		5,273,286	6,274,656	33,023,860	29,914,865
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(13,375,347)	(8,164,256)	(30,187,044)	(25,444,437)
Trade payables	5.7	(23,194)	(4,506)	(4,375,553)	(3,253,504)
Consideration payable		—	—	(219,304)	(234,960)
Other financial liabilities (i)		—	—	(1,041,326)	(726,423)
Lease liabilities	5.8	(28,625)	(40,047)	(3,556,920)	(3,267,678)
Railroad concession payable	13	—	—	(3,185,464)	(3,054,248)
Payables to related parties	5.5	(10,587,110)	(7,700,429)	(373,682)	(287,609)
Dividends payable	17	(671)	(754,282)	(197,213)	(799,634)
Sector financial liabilities	5.9	—	—	(1,589,318)	(1,372,283)
Tax installments - REFIS	14	(199,948)	(194,228)	(206,635)	(200,664)
		(24,214,895)	(16,857,748)	(44,932,459)	(38,641,440)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(21,536,281)	(20,214,600)
Derivative financial instruments	5.10	(306,755)	(141,480)	(1,758,428)	(1,076,161)
		(306,755)	(141,480)	(23,294,709)	(21,290,761)
Total		(24,521,650)	(16,999,228)	(68,227,168)	(59,932,201)

(i)	The balance substantially presented comes from the subsidiary Rumo and refers to amounts that were advanced by its suppliers with financial institutions. As of September 30, 2022, the balance anticipated by our suppliers with financial institutions was R$920,444 (R$576,786 as of December 31, 2021). These operations had Banco Itaú and Banco Bradesco as counterparties, at an average rate of 14.50% p.a. (10.60% p.a. on December 31, 2021). The average term of these operations, which are recorded at present value at the afore mentioned rate, is around 108 days (90 days in December 2021).

35

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Cash and bank accounts	110	258	253,631	98,116
Savings account	252,186	525,249	1,441,336	2,594,723
Financial investments	2,149,611	1,192,570	13,792,136	13,481,291
	2,401,907	1,718,077	15,487,103	16,174,130

Financial investments include the following:

	Parent company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Investment fund
Repurchase agreements	7,849	683,036	646,374	1,680,328
Bank deposits certificates	—	—	20,923	—
	7,849	683,036	667,297	1,680,328
Bank investments
Repurchase agreements	—	—	1,077,021	974,494
Bank deposits certificates	2,141,103	509,376	11,841,767	8,744,999
Other	659	158	206,051	2,081,470
	2,141,762	509,534	13,124,839	11,800,963
	2,149,611	1,192,570	13,792,136	13,481,291

The Company's onshore financial investments are remunerated at rates around 100% of the Brazilian interbank offer rate (Certificado de Depósito Interbancário, or “CDI”), on September 30, 2022 (100% of the CDI on December 31, 2021 ). The sensitivity analysis of interest rate risks is in note 5.12.

36

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.2 Marketable securities and restricted cash

	Parent company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022 (restated)	December 31, 2021
Marketable securities
Government security (i)	387,085	893,087	2,553,577	4,371,645
Bank deposits certificates	—	—	1,139	1,051
ESG Funds (ii)	—	—	84,678	15,311
Listed equity investments (iii)	—	—	6,489,623	—
	387,085	893,087	9,129,017	4,388,007
Current	387,085	893,087	2,554,716	4,372,696
Non-current	—	—	6,574,301	15,311
Total	387,085	893,087	9,129,017	4,388,007
Restricted cash
Securities pledged as collateral	33,953	31,181	118,969	58,990
	33,953	31,181	118,969	58,990

(i)	Sovereign debt securities declared interest linked to the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia or “SELIC”), with a yield of approximately 100% of the CDI;
(ii)	Subsidiary Cosan Global Limited invests in Fifth Wall Climate Tech Fund and Fifth Wall Ventures SPX, both from the United States, as an investor and partner in a business that also gives it preferential access to investments in startups with development in carbon solutions and other sustainable purposes;
(iii)	Financial investment in Vale, as per Note 1.1.10, measured at fair value through profit or loss on the closing date. Such investment was classified as non-current, as the Company does not intend to sell these shares in the short term, although these shares are extremely liquid and readily convertible into cash.

37

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.3 Trade receivables

	Consolidated
	September 30, 2022	December 31, 2021
Domestic - Brazilian reais	3,139,014	1,810,867
Unbilled receivables (i)	1,273,854	975,588
Export – foreign currency	31,538	74,450
	4,444,406	2,860,905
Expected credit losses	(145,053)	(115,052)
	4,299,353	2,745,853

Current	4,150,629	2,580,776
Non-current	148,724	165,077
	4,299,353	2,745,853

(i)	Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing have not yet been carried out, although already recorded in the balance sheet for accrual purposes.

At the subsidiary Comgás on March 10, June 10 and September 10, 2022, Ordinances No. 1,274, 1,294 and 1,329 were approved, respectively, with an average readjustment of 15.60%, 18.02% and -0.13% tariffs for all segments, except residential and commercial.

38

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.4 Other financial assets

The balance of other financial assets is composed as following:

	Consolidated
	September 30, 2022	December 31, 2021
Tellus and Janus shares (i)	—	319,727
Repurchase of securities	91,715	—
Other financial assets	661	466
	92,376	320,193
Current	92,376	466
Non-current	—	319,727
	92,376	320,193

(i)	In July 2022, the Company began the process of restructuring its investment fund structure, which included the Verde Pinho and Violeta Funds, and their respective investments in the group's real estate companies - Cosan Investments segment. In the restructuring, these investments were contributed to Cosan S.A. which now has direct participation. As Radar II Properties Agrícolas S.A., or “Radar II”, (real estate company), formerly controlled by Fundo Verde Pinho, also has an interest in Tellus Brasil Participações S.A. (“Tellus”) and Janus Brasil Participações S.A. (“Janus”) and were measured at fair value through other comprehensive income, and Cosan S.A already held a direct interest in these entities recorded by the equity method, the Company started to reclassify the shares held indirectly in Tellus and Janus for investment in subsidiaries and associates.

39

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.5 Related parties

a)      Accounts receivable and payable with related parties

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Current asset
Commercial operations
Raízen S.A. and your subsidiaries	6,198	10,381	69,587	54,199
Rumo S.A.	1,692	3,930	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Cosan Lubrificantes e Especialidades S.A.	9,087	12,007	—	—
Aguassanta Participações S.A.	2,187	2,956	2,187	2,956
Compass Gás e Energia S.A.	1,512	2,164	—	—
Payly Soluções de Pagamentos S.A.	5,736	1,078	—	—
Other	1,634	2,492	285	361
	28,046	35,008	86,345	71,802
Financial operations
Raízen S.A. and your subsidiaries	16,509	8,978	16,509	8,978
Ligga S.A. (i)	—	—	72,874	17,500
Cosan Lubrificantes e Especialidades S.A.	95,028	91,938	—	—
	111,537	100,916	89,383	26,478
Total current assets	139,583	135,924	175,728	98,280
Non-current assets
Commercial operations
Raízen S.A. and your subsidiaries	—	—	47,732	47,732
Termag - Terminal Marítimo de Guarujá S.A.	—	—	53,571	64,286
	—	—	101,303	112,018
Corporate and financial operations
Raízen S.A. and your subsidiaries	213,889	205,957	213,888	205,958
Cosan Lubrificantes e Especialidades S.A.	200,001	187,483	—	—
Other	—	—	492	235
	413,890	393,440	214,380	206,193
Total non-current assets	413,890	393,440	315,683	318,211
Receivables from related parties	553,473	529,364	491,411	416,491

(i)	Advance for future capital increase.

40

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Current liabilities
Commercial operations
Raízen S.A. and your subsidiaries	5,242	21,173	310,092	221,373
Rumo S.A.	—	295	—	—
Payly Soluções de Pagamentos S.A.	—	509	—	—
Other	144	1,475	7,561	6,365
	5,386	23,452	317,653	227,738

Corporate / financial operations
Raízen S.A. and your subsidiaries	52,322	58,178	56,029	59,871
Cosan Lubrificantes e Especialidades S.A.	—	13,146	—	—
Cosan Overseas Limited	34,935	36,059	—	—
Cosan Luxembourg S.A. (i)	1,042,380	131,797	—	—
Aldwych Temple Venture Capital Limited	47,577	39,975	—	—
	1,177,214	279,155	56,029	59,871
Total current liabilities	1,182,600	302,607	373,682	287,609

Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades S.A.	642,104	709,275	—	—
Cosan Luxembourg S.A. (i)	6,040,183	3,870,077	—	—
Aldwych Temple Venture Capital Limited	—	8,688	—	—
Cosan Overseas Limited	2,722,223	2,809,782	—	—
Total non-current liabilities	9,404,510	7,397,822	—	—
Payables to related parties	10,587,110	7,700,429	373,682	287,609

(i)	Establishment of a loan, resulting from the transfer of the Bond 2029 debt.

41

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Related party transactions

	Parent Company
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Shared (expenses) income
Rumo S.A	1,155	3,106	944	2,514
Cosan Lubrificantes e Especialidades S.A.	1,072	2,804	893	2,310
Payly Soluções de Pagamentos S.A.	83	226	45	113
Compass Gás e Energia S.A.	1,632	4,506	1,070	1,581
Companhia de Gás de São Paulo - COMGÁS	—	(1,425)	367	689
Sinlog Tecnologia em Logística S.A.	45	107	45	113
Raízen S.A. and your subsidiaries	(808)	(489)	(1,222)	(3,647)
	3,179	8,835	2,142	3,673
Financial result
Cosan Luxembourg S.A.	(207,651)	(52,932)	(335,043)	(255,002)
Cosan Overseas Limited	(140,322)	(72,853)	(276,311)	(289,185)
Raízen S.A. and your subsidiaries	—	(106)	1,271	3,544
Aldwych Temple Venture Capital Limited	(1,624)	1,086	(3,924)	474
Other	2	12	—	82
	(349,595)	(124,793)	(614,007)	(540,087)
Total	(346,416)	(115,958)	(611,865)	(536,414)

	Consolidated
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Operating sales
Rumo S.A	—	—	—	10,636
Raízen S.A. and your subsidiaries	291,907	703,980	148,309	362,046
Other	7,508	8,188	—	—
	299,415	712,168	148,309	372,682
Purchase of goods / inputs / services
Raízen S.A. and your subsidiaries (i)	(743,183)	(1,907,699)	(393,272)	(835,724)
Other	(3,592)	(4,376)	—	—
	(746,775)	(1,912,075)	(393,272)	(835,724)
Shared (expenses) income
Rumo S.A	—	—	—	842
Sinlog Tecnologia em Logística S.A.	—	—	45	113
Raízen S.A. and your subsidiaries	(14,776)	(50,187)	(21,347)	(52,344)
	(14,776)	(50,187)	(21,302)	(51,389)
Financial result
Cosan Limited	—	—	—	168
Raízen S.A. and your subsidiaries	—	(106)	1,271	3,539
Other	1	(33)	8	14
	1	(139)	1,279	3,721
Total	(462,135)	(1,250,233)	(264,986)	(510,710)

(i)	The amount is related to the sale of fuel to the logistics segment.

42

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation for the Company's key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based compensation. We present below the results of the Parent Company as of September 30, 2022, as follows:

	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Short-term benefits to officers and directors	12,234	30,155	4,319	25,308
Share-based payment transactions	17,906	44,616	22,100	22,545
Post-employment benefits	116	345	87	260
	30,256	75,116	26,506	48,113

5.6 Loans, borrowings and debentures

The terms and conditions of outstanding loans are as follows:

			Parent Company
Description	Index	Annual interest rate	September 30, 2022	December 31, 2021	Maturity	Objective
Unsecured
Senior Notes Due 2029 (i)	Prefixed	0.00%	—	4,226,142	Sep-29	Acquisition
Debentures	CDI + 2.65%	16.66%	1,750,133	1,858,837	Aug-25	Investment
	CDI + 1.65%	15.53%	759,707	774,215	Aug-28	Working capital
	CDI + 1.50%	15.35%	421,898	—	May-28	Working capital
	CDI + 1.90%	15.81%	1,161,980	—	May-32	Working capital
	CDI + 2.00%	15.92%	911,977	930,301	Aug-31	Working capital
	IPCA + 5.75%	11.82%	384,298	374,761	Aug-31	Working capital
Secured
Commercial note (ii)	CDI + 1.35%	15.18%	7,985,354	-	Sep-23	Investment
Total			13,375,347	8,164,256
Current			8,708,478	269,793
Non-current			4,666,869	7,894,463

(i)	There was a transfer of the debt that was recognized in the Company and migrated to Cosan Luxembourg. Thus, as the respective recognition of the loan agreement between the parties, as presented in note 5.4.
(ii)	Refers to debts of R$8,000,000 (note 1.1.10) net of funding expenses.

43

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Interest		Consolidated
Description	Index	Annual interest rate	September 30, 2022	December 31, 2021	Maturity	Objective
Secured
BNDES	URTJLP	9.09%	2,310,053	2,598,623	Jul-31	Investment
	Fixed	5.81%	324,560	461,756	Jan-25	Investment
	Fixed	3.50%	466	727	Jan-24	Investment
	IPCA + 3.25%	9.18%	1,681,668	945,663	Apr-29	Investment
	IPCA + 4.10%	10.08%	135,637	154,843	Apr-29	Investment
CCB	IPCA	6.73%	778,090	646,624	Jan-48	Investment
Export credit agreement	CDI + 1.03%	13.08%	95,163	86,707	Feb-23	Investment
	CDI + 2.25%	14.52%	63,320	60,700	May-26	Investment
	CDI + 2.07%	14.67%	50,467	—	Mar-25	Working capital
	CDI + 0.80%	14.56%	343,920	515,928	Dec-23	Investment
Resolution 4131	Fixed	3.65%	144,063	148,932	Nov-22	Working capital
Debentures	CDI + 1.79%	15.68%	782,743	753,770	Jun-27	Investment
	CDI + 1.30%	15.13%	784,637	746,725	Oct-27	Investment
	IPCA + 4.77%	10.78%	665,823	694,898	Jun-31	Investment
Export credit agreement	Euribor + 0.58%	1.94%	63,543	95,460	Sep-26	Investment
	IPCA + 4.10%	18.47%	73,490	—	Jan-30	Investment
Commercial note	CDI + 1.35%	15.18%	7,985,354	—	Sep-23	Investment
			16,282,997	7,911,356
Unsecured
Foreign loan	Fixed	1.40%	30,247	37,674	Nov-22	Working capital
	6M Libor + 1.50%	3.72%	212,910	263,501	Dec-22	Acquisition
	Prefixed	0.00%	—	857	Sep-22	Investment
	Prefixed	1.90%	121,096	150,649	Dec-23	Investment
Resolution 4131	Prefixed	5.50%	45,956	—	May-23	Investment
	Prefixed	3.67%	405,449	438,823	May-23	Investment
	Prefixed	2.13%	1,007,192	—	Feb-25	Investment
	Prefixed	1.36%	380,088	414,378	Feb-24	Investment
Perpetual Notes	Prefixed	8.25%	2,737,373	2,825,420	Nov-40	Acquisition
Senior Notes Due 2023	Prefixed	0.00%	—	685,550	Mar-23	Acquisition
Senior Notes Due 2025	Prefixed	0.00%	—	2,981,335	Jan-22	Acquisition
Senior Notes Due 2027	Prefixed	7.00%	3,597,745	4,305,928	Jan-27	Acquisition
Senior Notes Due 2028	Prefixed	5.25%	2,210,725	2,700,621	Jan-28	Acquisition
Senior Notes Due 2029	Prefixed	5.50%	4,039,648	4,226,142	Sep-29	Acquisition
Senior Notes Due 2032	Prefixed	4.20%	2,139,718	2,800,716	Jan-32	Acquisition
Prepayment	3M Libor + 1.00%	1.59%	108,165	111,955	Oct-23	Working capital
	1.27%	1.27%	149,360	166,355	Jul-23	Working capital
Debentures	IPCA + 4.68%	10.69%	505,604	543,752	Feb-26	Investment
	IPCA + 4.50%	10.50%	1,524,070	1,483,873	Feb-29	Investment
	IPCA + 3.60%	9.55%	375,291	361,862	Dec-30	Working capital
	CDI + 2.65%	16.66%	1,750,133	1,858,837	Aug-25	Investment
	IPCA + 6.80%	12.93%	923,033	891,972	Apr-30	Investment
	IPCA + 3.90%	9.86%	1,079,758	1,018,844	Oct-29	Investment
	IPCA + 5.73%	11.80%	538,819	505,584	Oct-33	Investment
	IPCA + 4.00%	9.97%	968,320	952,671	Dec-35	Investment
	IPCA + 4.54%	10.54%	108,770	126,668	Jun-36	Investment
	IPCA + 7.48%	13.65%	183,057	165,478	Dec-22	Investment
	IPCA + 7.36%	13.52%	119,247	108,451	Dec-25	Investment
	IPCA + 5.87%	11.95%	934,170	873,474	Dec-23	Investment
	IPCA + 4.33%	10.32%	533,760	501,278	Oct-24	Investment
	IGPM + 6.10%	14.53%	384,628	352,235	May-28	Investment
	CDI +0.50%	0.00%	—	2,033,161	Oct-22	Investment
	CDI + 1.95%	15.87%	794,856	717,651	Aug-24	Investment
	CDI + 1.45%	15.30%	414,305	—	Dec-26	Investment
	IPCA + 5.12%	11.15%	490,654	484,974	Aug-31	Investment
	IPCA + 5.22%	11.26%	472,641	477,578	Aug-36	Investment
	CDI + 1.65%	15.53%	759,707	774,215	Aug-28	Working capital
	CDI + 2.00%	15.92%	911,977	930,301	Aug-31	Working capital
	CDI + 1.50%	15.35%	421,898	—	May-28	Working capital
	CDI + 1.90%	15.81%	1,161,980	—	May-32	Working capital
	IPCA + 5.75%	11.82%	384,298	374,761	Aug-31	Working capital
Working capital	CDI + 2.75%	15.47%	100,166	100,157	Jun-22	Working capital
	SOFR + 1.50%	1.50%	2,413,514	—	May-27	Working capital
			35,440,328	37,747,681
Total			51,723,325	45,659,037
Current			11,654,313	4,241,368
Non-current			40,069,012	41,417,669

44

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

For debts linked to derivatives, the effective rates are shown in Note 5.10.

To calculate the average rates, on an annual basis, the average annual CDI rate of 12.06% p.a. was considered. (9.15% p.a. on December 31, 2021) and TJLP of 6.65% p.a. (5.32% p.a. on December 31, 2021).

Loans, financing and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
13 to 24 months	571,971	569,676	3,855,107	4,339,743
25 to 36 months	570,134	569,676	3,769,247	2,968,458
37 to 48 months	—	571,582	1,947,958	4,029,690
49 to 60 months	372,687	—	6,375,282	984,015
61 to 72 months	772,797	365,786	5,370,772	6,902,914
73 to 84 months	426,476	370,455	6,664,477	4,701,952
85 to 96 months	793,267	4,604,494	2,593,423	6,595,854
Over 97 months	1,159,537	842,794	9,492,746	10,895,043
	4,666,869	7,894,463	40,069,012	41,417,669

The book values of loans, financing and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Brazilian reais	13,375,347	3,938,114	31,916,530	23,304,742
U.S. dollar	—	4,226,142	19,378,998	21,806,154
British pound	—	—	364,254	451,824
Euro	—	—	63,543	96,317
	13,375,347	8,164,256	51,723,325	45,659,037

All debts with maturity dates denominated in US dollars are hedged against foreign exchange risk through derivatives (note 5.11), except for perpetual notes.

Below are changes in loans, financing and debentures in the period ended September 30, 2022:

45

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Parent Company	Consolidated
At January 1, 2022	8,164,256	45,659,037
Business combination (Note 9.2)	—	12,825
Raised	9,450,210	14,231,104
Repayment of principal	—	(6,153,926)
Payment of interest	(653,068)	(2,447,313)
Transfer (i)	(4,051,050)	—
Interest, exchange rate and fair value	464,999	421,598
At September 30, 2022	13,375,347	51,723,325

(i)	The amount relates to the transfer of the Bond 2029 debt to Cosan Luxembourg.

a)      Guarantees

The subsidiary Rumo has financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.77% p.a. or by real guarantees (assets) and escrow account. As of September 30, 2022, the balance of bank guarantees contracted was R$ 3,145,287 (R$ 3,328,076 as of December 31, 2021).

The subsidiary Moove has a guarantee with Banco Santander S.A. ("Santander") to guarantee a loan from Moove Argentina, with an average annual cost of 0.18% p.a.. As of September 30, 2022, the balance of guarantees contracted was R$ 8,500 with no comparative balance as of December 31, 2021.

46

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Available credit line

As of September 30, 2022, the Company had credit lines with banks rated AA, which were not used, in the amount of R$ 550,000 (R$ 250,000 as of December 31, 2021) and R$709,508 (R$ 898,023 as of December 31, 2021). December 2021), for Rumo S.A., of approximately R$ 1,500,000 (approximately R$ 2,500,000 as of December 31, 2021) for Comgás and R$ 108,797 for Sulgás. The use of these lines of credit is subject to certain contractual conditions.

c)      Financial covenants

Under the terms of the main loan facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Company	Triggers	Ratios
Debenture of 4th issue	Comgás S.A.	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6x	0.11
Debenture 4th to 9th issues	Comgás S.A.	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.50
BNDES	Comgás S.A.
Resolution 4131	Comgás S.A.
Debenture 1st issue - Cosan Logística	Cosan S.A.		2.93
Senior Notes Due 2027	Cosan Luxembourg S.A.	Net debt proforma (iv) / EBITDA proforma (ii) | (iv) not higher than or equal to 3.5x	3.05
Senior Notes Due 2029	Cosan Luxembourg S.A.
Senior Notes Due 2028	Rumo S.A.	Net debt (i) / EBITDA (ii) not higher than or equal to 3.0x	2.40
Senior Notes Due 2032 (vi)	Rumo S.A.
BNDES	Rumo S.A.	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x	3.91
BNDES	Sulgás	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	(1.49)
BNDES	Sulgás	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.8x	0.01

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.
(iv)	Net debt and EBITDA pro forma, including joint venture financial information. Net debt and EBITDA pro forma are a non-GAAP measure.
(v)	The financial result of the net debt is represented by the cost of the net debt. Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 of greenhouse gas emissions per ton of useful kilometer (TKU), starting from the base date of December 2020. Rumo is subject to a step-up of 25 basis points if it does not reach these targets, which would increase the interest rate to 4.45% p.a.

There are no financial clauses for the Company's other loans, financing and debentures.

As of September 30, 2022, the Company and its subsidiaries were in compliance with all financial and non-financial covenants.

Loan terms include provisions for cross-default.

47

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

d)     Fair value and exposure to financial risk

The fair value of loans is based on discounted cash flow using their implied discount rate. They are classified as level 2 fair value in the hierarchy (Note 5.11.) due to the use of unobservable data, including own credit risk.

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

5.7 Trade payables

The carrying amounts of trade payables and other payables are the same as their fair values, due to their short-term nature.

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Materials and service suppliers	23,194	4,506	2,728,423	1,891,023
Natural gas/ transport and logistics suppliers	—	—	1,647,130	1,362,481
	23,194	4,506	4,375,553	3,253,504

5.8 Leases

The movement in leases for the period ended September 30, 2022 was as follows:

	Parent company	Consolidated
At January 1, 2022	40,047	3,267,678
Business combination (Note 9.2)	—	122,135
Additions	542	250,138
Disposals	(7,769)	(11,027)
Interest	2,392	286,724
Repayments of principal	(3,726)	(282,074)
Payments of interest	(2,981)	(155,290)
Contractual adjustment	120	188,740
Reclassification to non-current liabilities available for sale	—	(105,131)
Transfers between liabilities	—	(4,973)
At September 30, 2022	28,625	3,556,920
Current	6,892	469,696
Non-current	21,733	3,087,224
	28,625	3,556,920

48

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease agreements that were not included in the measurement of lease liabilities:

	Consolidated
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021

Variable lease payments not included in the measurement of lease liabilities	15,603	40,993	9,920	25,347
Expenses relating to short-term leases	3,501	12,041	7,953	25,520
Expenses relating to leases of low-value assets, excluding short-term leases	244	1,024	255	726
	19,348	54,058	18,128	51,593

Additional Information

In compliance with CVM Instruction Circular Letter 2/2019, if, in transactions in which the incremental rate is used, the measurement was made at the present value of the expected installments plus projected future inflation, the balances of lease liabilities, right of use , financial expense and depreciation expense for the period ended September 30, 2022, would be those presented in the “Official” column:

	September 30, 2022			December 31, 2021
Accounts	Registered	Official note	% Variation	Registered	Official note	% Variation
Lease liabilities	(2,109,467)	(2,287,387)	8%	(2,121,577)	(2,287,777)	8%
Residual right of use	6,538,251	6,550,972	0%	6,743,631	6,755,661	0%

	September 30, 2022			September 30, 2021
Accounts	Registered	Official note	% Variation	Registered	Official note	% Variation
Financial expense	(210,467)	(198,584)	-6%	(253,446)	(265,511)	5%
Depreciation expense	(216,508)	(221,377)	2%	(280,462)	(285,462)	2%

Rates between 10.9% and 14.8% were used, according to the term of each contract.

The balances recorded by the subsidiary Rumo include the Malha Central contract and the amendment for the renewal of the Malha Paulista contract, which have an implicit rate identified, so that their valuation does not generate the distortions in the liabilities and right of use object of the Circular Letter of the CVM. As of September 30, 2022, the lease liability for these contracts was R$2,014,472 (R$1,185,207 as of December 31, 2021). The potential PIS/COFINS credit included in liabilities as of September 30, 2022 is R$6,088 (R$6,154 as of December 31, 2021).

49

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.9 Sector financial asset and liability

The movement in net sectorial financial assets (liabilities) for the period ended September 30, 2022 was as follows:

	Assets	Liabilities	Total
At December 31, 2021	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(306,347)	—	(306,347)
Tax credits (ii)	—	14,699	14,699
Monetary variation (iii)	65,134	(91,329)	(26,195)
IGP-M (iv)	82,120	—	82,120
Business combination (note 9.2) (ii)	59,757	(140,405)	(80,648)
At September 30, 2022	458,974	(1,589,318)	(1,130,344)

Current	298,719	(71,167)	227,552
Non-current	160,255	(1,518,151)	(1,357,896)
	458,974	(1,589,318)	(1,130,344)

(i)Refers to the cost of gas purchased compared to that contained in the tariffs, fully classified in current assets, since the ARSESP decision provides for tariff recovery on a quarterly basis for the industrial segment, which is a substantial part of the volume of gas distributed by the subsidiary Comgás.

(ii)Refers to the net amount of tax credits on tax benefits in the period.

(iii)Monetary adjustment on the current gas account and extemporaneous credit, based on the SELIC rate.

(iv)Appropriation of the IGP-M deferral for the residential and commercial segments.

50

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.10 Derivative financial instruments

	Parent Company
	Notional		Fair value
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Exchange rate derivatives
Forward agreements	123,980	2,994,267	(15,712)	(220)

Interest rate and exchange rate risk
Swap agreements (shares)	1,515,827	1,074,113	70,831	270,462
Swap agreements (interest rate)	674,300	324,300	(37,580)	(75,618)
Swap agreements (exchange and interest rate)	7,318,840	5,495,733	1,149,190	2,226,752
	9,508,967	6,894,146	1,182,441	2,421,596

Total financial instruments			1,166,729	2,421,376

Current assets			8,827	54,963
Non-current assets			1,464,657	2,507,893
Current liabilities			(15,712)	(31,202)
Non-current liabilities			(291,043)	(110,278)
Total			1,166,729	2,421,376

	Consolidated
	Notional		Fair value
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Exchange rate derivatives
Forward agreements (i)	318,385	3,313,428	(10,138)	21,305
Exchange options contracts (ii)	700,695	—	34,269	—
Commodity options contracts	—	—	24,240	—
	1,019,080	3,313,428	48,371	21,305

Electricity derivatives
Forward agreements (iii)	205,928	1,407,476	(66,341)	(248,123)
	205,928	1,407,476	(66,341)	(248,123)
Interest rate and exchange rate risk
Swap agreements (shares) (iv)	1,515,827	1,074,113	70,831	270,462
Swap agreements (interest rate and inflation) (v)	6,214,861	6,590,408	(52,370)	77,913
Swap agreements (interest rate)	6,224,300	3,019,917	(241,689)	154,654
Swap agreements (exchange and interest rate) (v)	7,588,813	13,223,981	1,109,229	3,380,554
	21,543,801	23,908,419	886,001	3,883,583

Total financial instruments			868,031	3,656,765

Current assets			249,010	194,878
Non-current assets			2,377,449	4,538,048
Current liabilities			(1,101,781)	(925,650)
Non-current liabilities			(656,647)	(150,511)
Total			868,031	3,656,765

51

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)The Company and its subsidiaries TRSP, Moove and Compass Comercialização have forward exchange contracts and/or options indexed to exchange and commodity to hedge exposures and expenses in foreign currency.

(ii)Transactions with natural gas derivatives are transacted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts on the balance sheet date.

(iii)The subsidiary Compass Comercialização has a portfolio of energy contracts (purchase and sale) aimed at meeting the demands and offers of consumption or supply of energy. In addition, there is a portfolio of contracts made up of forward positions, generally short-term. For this portfolio, there is no purchase commitment with a sales contract.

(iv)The Company entered into derivatives trading, or Total Return Swap, with commercial banks. In accordance with the Total Return Swap, which will be financially settled, Cosan will receive a return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay annual interest referenced to CDI + Spread. The equivalent contracted value of CSAN3 shares with total return swap was 61,983,012 shares and the total initial value is R$1,074,112. Part of these operations is guaranteed by RAIL3 shares of its subsidiary Rumo S.A. As of September 30, 2022, the mark-to-market result recorded in the Company's financial expense line was R$ 19,178.

(v)The subsidiary Rumo contracted interest and exchange swap operations, in order to be assets in USD + fixed interest and liabilities as a percentage of CDI. In the interest and inflation swap operations, the Company is active in IPCA + fixed interest and passive in a percentage of the CDI.

Debt derivative financial instruments are used only for economic hedging purposes and not as speculative investments.

a)      Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

52

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

		Book value		Accumulated fair value adjustment
	Notional	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Exchange rate hedge
Designated items
Senior notes 2025 (Rumo Luxembourg)	—	—	—	—	259,866
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,210,725)	(2,700,621)	(380,619)	43,154
Senior notes 2032 (Rumo Luxembourg)	(2,758,400)	(2,139,718)	(2,938,939)	(678,771)	(679,564)
PPE 1 (Moove)	(157,800)	(162,447)	—	7,148	—
PPE 2 (Moove)	(110,400)	(107,832)	—	5,606	—
Total debt	(5,818,200)	(4,620,722)	(5,639,560)	(1,046,636)	(376,544)
Derivative financial instruments
Senior Swaps Notes 2025 (Rumo Luxembourg)	—	—	—	—	(120,326)
Senior Swaps Notes 2028 (Rumo Luxembourg)	2,791,600	(276,275)	266,526	542,800	277,542
Senior Notes 2032 (Rumo Luxembourg)	2,758,400	(22,508)	675,572	698,080	675,572
SWAP PPE 1 (Moove)	157,800	(10,258)	—	(10,258)	—
SWAP PPE 2 (Moove)	110,400	(6,219)	—	(6,219)	—
Derivative total	5,818,200	(315,260)	942,098	1,224,403	832,788
Total	—	(4,935,982)	(4,697,462)	177,767	456,244

		Book value		Accumulated fair value adjustment
	Notional	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Interest rate hedge
Designated items
Senior Notes 2023 (Cosan Luxembourg)	—	—	—	—	(188,083)
Debenture 5th issue - single series (Comgás)	(684,501)	(934,170)	(873,474)	(60,696)	17,184
BNDES Project VIII (Comgás)	(1,000,000)	(866,692)	(921,949)	55,257	(921,949)
Debenture (Rumo)	(5,530,408)	(5,517,092)	(5,359,574)	(168,211)	149,491
Finem (Rumo)	(30,781)	(28,915)	—	(981)	—
CCB (Rumo)	(649,138)	(778,090)	—	(1,387)	—
Total debt	(7,894,828)	(8,124,959)	(7,154,997)	(176,018)	(943,357)
Derivative financial instruments
Swaps Notes 2023 (Cosan Luxembourg)	—	—	—	—	10,057
Debenture 5th issue - single series (Comgás)	684,501	188,393	(189,928)	(1,535)	(401,669)
BNDES Project VIII (Comgás)	1,000,000	(95,279)	51,220	(42,624)	51,220
Swaps Debenture (Rumo)	5,530,408	(220,845)	(75,806)	145,039	(196,959)
Finem (Rumo)	30,781	(594)	—	594	—
CCB (Rumo)	649,138	(14,521)	—	14,521	—
Derivative total	7,894,828	(142,846)	(214,514)	115,995	(537,351)
Total	—	(8,267,805)	(7,369,511)	(60,023)	(1,480,708)

53

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Fair value option

Certain derivative instruments were not linked to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Book value		Accumulated fair value adjustment
		Notional	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Exchange rate
Objects
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(3,514,290)	(3,597,745)	(4,305,928)	957,298	313,052
Export Credit Agreement	EUR + 0.58%	(100,198)	(63,543)	(95,460)	(900)	15,827
Resolution 4,131 (Rumo)	USD + 2.20%	(100,000)	(144,063)	(148,932)	(731)	9,185
Resolution 4,131 (Comgás - 2018)	USD + 3.67%	(268,125)	(405,449)	(438,823)	5,094	(18,230)
Resolution 4,131 (Comgás - 2021)	USD + 1.36%	(407,250)	(380,088)	(414,378)	25,989	5,526
Resolution 4,131 (Comgás - 2022)	USD + 2.51%	(1,097,400)	(1,007,192)	—	77,781	—
Total		(5,487,263)	(5,598,080)	(5,403,521)	1,064,531	325,360
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% do CDI	3,514,290	1,353,361	2,047,237	(668,560)	45,181
Inflation and interest rate swaps (Rumo)	107% do CDI	100,198	12,360	30,535	18,175	(10,658)
Inflation and interest rate swaps (Rumo)	118% do CDI	100,000	42,069	47,527	5,458	(15,874)
EIB 3rd Tranche (Comgás)	88.5% do CDI	—	—	—	—	844
EIB 4th Tranche (Comgás)	81.1% do CDI	—	—	—	—	2,583
Resolution 4,131 (Comgás - 2018)	107.9% do CDI	268,125	124,696	168,358	(50,873)	20,794
Resolution 4,131 (Comgás - 2020)	CDI + 2.75%	—	—	—	—	15,711
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	407,250	(33,333)	(514)	(71,701)	(6,628)
Resolution 4,131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(114,846)	—	(171,692)	—
Derivative total		5,487,263	1,384,307	2,293,143	(939,193)	51,953
Total		—	(4,213,773)	(3,110,378)	125,338	377,313

54

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

			Book value		Accumulated fair value adjustment
		Notional	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Interest rate
Objects
Debenture 4rd issue - 2rd series (Comgás)	IPCA + 7.48%	(180,546)	(183,057)	—	(183,057)	—
Debenture 4rd issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(119,247)	—	(119,247)	—
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(533,760)	—	(533,760)	—
Debenture 9rd issue - 1rd series (Comgás)	IPCA + 5.12%	(500,000)	(490,654)	(484,974)	(5,680)	(484,974)
Debenture 9rd issue - 2rd series (Comgás)	IPCA + 5.22%	(500,000)	(472,641)	(477,578)	4,937	(477,578)
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(135,637)	—	(135,637)	—
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(814,976)	—	(814,976)	—
Debenture (Rumo)	IPCA + 4.68%	(420,000)	(505,604)	(543,752)	(7,373)	(59,494)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(666,791)	(676,798)	(22,973)	(9,264)
Total		(3,869,632)	(3,922,367)	(2,183,102)	(1,817,766)	(1,031,310)
Derivative instruments
Debenture 4rd issue - 2rd series (Comgás)	94.64% CDI	180,546	(3,891)	—	(3,891)	—
Debenture 4rd issue - 3rd series (Comgás)	112.49% CDI	114,818	(3,838)	—	(3,838)	—
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	(23,341)	—	(23,341)	—
Debenture 9rd issue - 1rd series (Comgás)	109.20% CDI	500,000	131	5,776	(19,681)	5,776
Debenture 9rd issue - 2rd series (Comgás)	110.50% CDI	500,000	(17,245)	12,939	(30,108)	12,939
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	(3,437)	—	(5,497)	—
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(25,762)	—	(37,328)	—
Debenture (Rumo)	107% CDI	420,000	78,006	71,375	(6,631)	11,772
Debenture (Rumo)	105% CDI	600,000	89,854	82,344	(7,510)	(1,789)
Derivative total		3,869,632	90,477	172,434	(137,825)	28,698
Total		—	(3,831,890)	(2,010,668)	(1,955,591)	(1,002,612)

c)      Cash flow hedge

The subsidiaries Rumo and Moove contracted certain derivative instruments to protect certain contracted costs for the year 2022, for some of which it chose not to link the instruments to the documented hedging structures, since both the instruments and the hedged costs will impact the result over the course of the year:

			Book value		Accumulated fair value adjustment
		Notional	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Cash flow hedge
Derivative instruments
NDF (Non deliverable forwards) (Rumo)	USD	51,331	(784)	—	(784)	—
NDF (Non deliverable forwards) (Moove)	USD	20,000	1,274	—	1,274	—
Total		71,331	490	—	490	—

55

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.11 Recognized fair value measurements

The market values of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	September 30, 2022	December 31, 2021
Senior Notes 2023	Cosan Luxembourg S.A.	—	100.26%
Senior Notes 2025	Rumo Luxembourg S.à r.l.	—	103.04%
Senior Notes 2027	Cosan Luxembourg S.A.	100.01%	103.79%
Senior Notes 2028	Rumo Luxembourg S.à r.l.	91.42%	103.42%
Senior Notes 2029	Cosan Luxembourg S.A.	90.79%	104.39%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	78.12%	94.34%
Perpetual Notes	Cosan Overseas Limited	98.97%	102.17%

All resulting fair value estimates are included in Level 2, except for a contingent consideration payable where fair values were determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The book values and fair value of assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		September 30, 2022	December 31, 2021	September 30, 2022			December 31, 2021
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.1	667,297	1,680,328	—	667,297	—	—	1,680,328	—
Marketable securities	5.2	9,129,017	4,388,007	6,489,622	2,639,395	—	—	4,388,007	—
Other financial assets	5.4	92,376	320,193	92,376	—	—	320,193	—	—
Investment properties (i)	11.5	3,935,653	3,886,696	—	—	3,935,653	—	—	3,886,696
Derivate financial instruments	5.10	2,626,459	4,732,926	—	2,626,459	—	—	4,732,926	—
Total		16,450,802	15,008,150	6,581,998	5,933,151	3,935,653	320,193	10,801,261	3,886,696
Liabilities
Loans, borrowings and debentures	5.6	(51,723,325)	(45,659,037)	(21,235,149)	(21,536,281)	—	(30,157,655)	(20,214,600)	—
Derivative financial instruments	5.10	(1,758,428)	(1,076,161)	—	(1,758,428)	—	—	(1,076,161)	—
Total		(53,481,753)	(46,735,198)	(21,235,149)	(23,294,709)	—	(30,157,655)	(21,290,761)	—

(i)The fair value of agricultural properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of the property), and to some extent based on sales quotations for potential transactions with comparable assets (level 3). The methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop) and rainfall, among other data, in line with the standards issued by the Brazilian Association of Technical Standards (ABNT). Significant unobservable inputs range from 11.65% p.a. and 13.15% p.a. on September 30, 2022.

56

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

5.12 Financial risk management

This note explains the exposure to financial risks and how these risks may affect the future financial performance of the group. Current year profit and loss information has been included, where relevant, to add more context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Market risk – prices	Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties, dividends e investment properties.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company's Management identifies, assesses and hedges financial risks in close cooperation with the operating units. The Board of Directors provides written principles for managing global risk as well as policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and excess investment. of liquidity.

When all relevant criteria are met, hedge accounting is applied to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in the recognition of interest expense at a fixed interest rate for hedged floating interest rate loans and inventories at a fixed exchange rate for hedged purchases.

The Company may opt for the formal designation of new debt operations for which it has swap-type derivative financial instruments for exchange variation and interest, as measured at fair value. The option for fair value (“Fair Value Option”) is intended to eliminate or inconsistencies in the result arising from differences between the measurement credits of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts are now measured at fair value. Such option is irrevocable, and must only be made in the initial accounting record of the operation.

The Company's policy is to maintain a capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The use of financial instruments to hedge against these areas of volatility is determined through an analysis of the exposure to the risk that Management intends to cover.

57

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)      Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

As of September 30, 2022 and December 31, 2021, the Company had the following net exposure to exchange variation on assets and liabilities denominated in US dollars and euros:

	September 30, 2022	December 31, 2021
Cash and cash equivalents	651,523	3,811,598
Trade receivables	—	93,326
Trade payables	(91,564)	(4,721)
Loans, borrowings and debentures	(15,944,819)	(19,640,300)
Leases	(100,741)	(108,365)
Contingent consideration	(219,304)	(234,960)
Derivative financial instruments (notional)	19,442,375	21,105,358
Foreign exchange exposure, net	3,737,470	5,021,936

The sensitivity of income to changes in exchange rates arises primarily from financial instruments denominated in dollars and euros, and the impact on other components of equity arises from foreign exchange futures contracts designated as cash flow hedges.

A reasonably possible strengthening (weakening) of Brazilian reais to US dollars and euros as of September 30, 2022 would have affected the measurement of foreign currency-denominated financial instruments and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The stressed scenarios (positive and negative effects, before tax effects) were defined based on the 25% and 50% variations in the US dollar and euro exchange rates used in the probable scenario. The Company's exposure to foreign currency changes to all other currencies is not material:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	(24,486)	157,259	314,518	(157,259)	(314,518)
Trade payables	Currency fluctuation	3,160	(18,941)	(41,042)	25,261	47,362
Derivative financial instruments	Currency fluctuation	955,915	200,828	3,736,432	(11,045,023)	(14,491,653)
Loans, borrowings and debentures	Currency fluctuation	550,309	(3,848,627)	(7,697,255)	3,848,627	7,697,255
Leases	Currency fluctuation	3,477	(20,839)	(45,155)	27,793	52,109
Impacts on profit or loss		1,488,375	(3,530,320)	(3,732,502)	(7,300,601)	(7,009,445)

58

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The probable scenario considers the estimated exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	September 30, 2022	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.4066	5.2200	6.5250	7.8300	3.9150	2.6100
Euro	5.2904	5.5332	6.9165	8.2998	4.1499	2.7666
GBP	6.0197	6.5772	8.2215	9.8658	4.9329	3.2886

  Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their borrowings and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	933,372	666,878	893,200	—	(11,627)
Marketable securities	194,771	191,039	239,732	93,654	44,961
Restricted cash	5,163	1,856	3,146	(726)	(2,016)
Lease and concession in installments	(148,523)	(185,654)	(222,785)	(111,393)	(74,262)
Leases	(401,787)	(402,553)	(403,322)	(401,025)	(400,266)
Derivative financial instruments	(914,846)	(990,716)	(1,079,018)	(421,889)	(211,397)
Loans, borrowings and debentures	(3,597,398)	(4,383,747)	(5,185,021)	(2,781,200)	(1,979,926)
Other financial liabilities	(136,579)	(167,510)	(198,441)	(105,649)	(74,718)
Impacts on profit or loss	(4,065,827)	(5,270,407)	(5,952,509)	(3,728,228)	(2,709,251)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) on October 7, 2022, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	13.54%	16.93%	20.31%	10.16%	6.77%
CDI	13.44%	16.80%	20.16%	10.08%	6.72%
TJLP462 (TJLP + 1% p.a.)	7.50%	9.13%	10.75%	5.88%	4.25%
TJLP	6.50%	8.13%	9.75%	4.88%	3.25%
IPCA	6.11%	7.64%	9.17%	4.58%	3.06%
IGPM	4.40%	5.50%	6.60%	3.30%	2.20%
Libor	4.27%	5.33%	6.40%	3.20%	2.13%
Fed Funds	4.75%	5.94%	7.13%	3.56%	2.38%

59

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

  Price risk

  Electricity

Electric energy operations are traded in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts on the balance sheet date.

Equity balances referring to our outstanding electricity transactions are presented below:

			September 30, 2022			December 31, 2021
	Assets	Liabilities	Net loss	Assets	Liabilities	Net loss
Trading operations	43,203	(109,544)	(66,341)	69,576	(317,699)	(248,123)

The scenarios for sensitivity analysis are prepared using market data and specialized sources, considering future prices, applied on the market curves as of September 30, 2022, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized loss on trading operations	(66,341)	(66,340)	(66,340)	(66,341)	(66,341)
	(66,341)	(66,340)	(66,340)	(66,341)	(66,341)

In July 2022, the subsidiary Compass Comercialização S.A. entered into an instrument for the Assignment of Electricity Purchase and Sale Agreements with WX Energy Comercializadora de Energia Ltda., an indirect subsidiary of Raízen S.A. Through this market transaction, the Company fully assigned all contracts maturing after 2022.

  Natural gas

Operations with natural gas derivatives are transacted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts on the balance sheet date.

Our open positions in natural gas derivatives are:

Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Brent derivatives – options	Change in price U.S.$ / bbl	24,284	62,333	117,307	5,259	312

60

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to meet their financial or other commitments. The Company seeks to mitigate this risk by carrying out transactions with a diversified set of counterparties. However, the Company remains subject to unexpected financial failures from third parties that could affect its operations. The exposure to credit risk was as follows:

	September 30, 2022	December 31, 2021
Cash and cash equivalents	15,487,103	16,174,130
Trade receivables	4,299,353	2,745,853
Marketable securities	2,639,395	4,388,007
Restricted cash	118,969	58,990
Derivative financial instruments	2,626,459	4,732,926
Receivables from related parties	491,411	416,491
Dividends receivable and interest on equity receivables	320,198	519,965
Other financial assets	92,376	320,193
	26,075,264	29,356,555

The Company is exposed to risks related to its cash management activities and temporary investments.

Liquid assets are mainly invested in government bonds and other investments in banks with a minimum grade of “A”. The credit risk of balances with banks and financial institutions is managed by the treasury department in accordance with the Company's policy.

The credit risk of lease receivables is classified into two categories of customers: (i) Level 1 and (ii) Level 2. Most investment properties of subsidiaries are leased to customers classified as Level 1, with no history of late payment or default and with a sound financial situation. To mitigate the credit risk related to lease receivables, the Company's policy limits its exposure to Level 2 customers to a minimum. For accounts receivable related to the sale of investment properties, the risk is mitigated by granting ownership of land to the customer only when a down payment for the transaction is received. In addition, title to ownership is transferred only upon receipt of outstanding payments in full.

Investments of surplus funds are made only with approved counterparties and within the credit limits assigned to each counterparty. Counterparty credit limits are reviewed annually and may be updated throughout the year. The limits are defined to minimize the concentration of risks and, therefore, to mitigate the financial loss through failure of the counterparty to make payments. The credit risk of cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments is determined by rating agencies that are widely accepted by the market and are arranged as follows:

	September 30, 2022	December 31, 2021
AAA	17,177,550	23,080,390
AA	3,390,334	2,239,266
A	241,200	—
BBB	—	34,397
Not rated	62,842	—
	20,871,926	25,354,053

61

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

c)      Liquidity risk

The Company's approach to managing liquidity is to ensure, whenever possible, sufficient liquidity to meet its liabilities when they fall due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company's financial liabilities classified by maturity date (based on contracted undiscounted cash flows) are as follows:

	September 30, 2022					December 31, 2021
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(12,096,554)	(4,841,060)	(8,767,361)	(37,198,622)	(62,903,597)	(57,375,287)
Trade payables	(4,375,553)	—	—	—	(4,375,553)	(3,253,504)
Other financial liabilities	(1,011,341)	—	—	—	(1,011,341)	(726,423)
Tax installments - REFIS	(53,431)	(2,077)	(89)	(151,038)	(206,635)	(200,664)
Leases	(453,938)	(446,114)	(1,065,870)	(14,734,779)	(16,700,701)	(15,631,812)
Lease and concession instalments	(196,294)	(203,534)	(198,983)	(602,116)	(1,200,927)	(1,185,076)
Payables to related parties	(373,682)	—	—	—	(373,682)	(287,609)
Dividends payable	(197,213)	—	—	—	(197,213)	(799,634)
Derivative financial instruments	(1,387,129)	(673,121)	(2,296,000)	2,681,378	(1,674,872)	6,313,208
	(20,145,135)	(6,165,906)	(12,328,303)	(50,005,177)	(88,644,521)	(73,146,801)

d)     Capital management

The Company's policy is to maintain a solid capital base to promote the trust of its parent company, its creditors and the market, and to ensure the future development of the business. Management monitors the return on capital, which is defined by the Company as the result of its operating activities divided by the total shareholders' equity, so that it is adequate for each of its businesses.

62

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

6 Other tax receivables

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
COFINS - Revenue tax (i)	17,033	28,696	996,317	1,333,868
ICMS - State VAT	—	10	918,295	873,203
ICMS CIAP - State VAT	—	—	109,751	106,250
PIS - Revenue tax (i)	1,058	1,968	350,028	299,610
Tax credits	44,688	42,932	44,688	42,932
Other	4,666	2,942	74,985	145,304
	67,445	76,548	2,494,064	2,801,167
Current	22,757	33,616	1,447,085	921,472
Non-current	44,688	42,932	1,046,979	1,879,695

(i)On May 13, 2021, the Federal Supreme Court ("STF") concluded the judgment of Extraordinary Appeal No. 574,706 and, under the general repercussion system, established the thesis that the Tax on the Circulation of Goods and Services (" ICMS”) does not form the basis for calculating the Social Integration Program (“PIS”) and the Contribution to Social Security Financing (“COFINS”), since this amount does not constitute the Company's revenue/billing, that is, taxpayers have the right to exclude the amount related to ICMS highlighted in the invoice from the PIS and COFINS calculation basis.

The subsidiary Comgás recognized credits related to the topic, as explained in note 6 of the financial statements as of December 31, 2021. The subsidiaries Sulgás and Gás Brasiliano also recognized the credits during the period.

Granted by the Federal Revenue Service (Secretaria da Receita Federal, or “SRF”), on March 30, 2022, the request for qualification of PIS and COFINS credits calculated since July 2008, the subsidiary Comgás started to use it for the monthly payments of PIS and COFINS, as well as quarterly payments of IRPJ and CSLL. The expectation is that the amount recorded in the short term will be used in the next 12 months.

63

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

7 Inventories

	Consolidated
	September 30, 2022	December 31, 2021
Finished goods	1,506,084	814,320
Spare parts and accessories	176,050	180,286
Raw material	119,118	126,889
Warehouse and other	46,008	27,809
	1,847,260	1,149,304

The balances are presented net of the provision for obsolete inventories in the amount of R$ 55,222 as of September 30, 2022 (R$ 26,841 as of December 31, 2021).

8 Assets and liabilities held for sale

Accounting policy

The Company classifies a current asset held for sale when its carrying amount will be recovered, mainly through a sale transaction rather than continued use. These non-current and held-for-sale assets are measured at the lower of their carrying amount and the fair value net of selling expenses. Selling expenses are represented by incremental expenses directly attributable to the sale, excluding financial and income taxes.

The criteria for classifying non-current assets held for sale are met when the sale is highly probable and the asset or group of assets held for sale is available for immediate sale in its current condition, subject only to terms that are customary and customary for sale of such assets held for sale. The appropriate management hierarchical level of the Group is committed to the asset sale plan, having initiated a firm program to locate a buyer and completion of the plan within one year from the date of classification.

Property, plant and equipment and intangible assets are not depreciated or amortized when classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

On July 15, 2022, the subsidiary Rumo entered into a share purchase and sale agreement, with the objective of selling 80% of its interest in its wholly-owned subsidiary Elevações Portuárias.

As of September 30, 2022, Cosan's management was committed to the plan to sell its entire investment in Payly Holding Ltda. (“Payly”) to Raízen S.A. The purchase and sale agreement was signed between the parties on October 17, 2022 and approved by CADE on November 07, 2022 with an appeal period of up to 15 days from that date.

In view of the criteria established in CPC 31 Ativos não circulantes disponíveis para venda e operações descontinuadas (IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations), both transactions characterize an asset held for sale, and the recognitions were carried out as composition shown below:

64

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

  Assets held for sale

	September 30, 2022
	Elevações Portuárias	Payly	Consolidated
Assets
Cash and cash equivalents	152,959	64,160	217,119
Marketable securities	188,570	8,874	197,444
Trade receivables	26,285	9	26,294
Inventories	14,479	—	14,479
Other assets	31,550	817	32,367
Property, plant and equipment	333,382	657	334,039
Intangibles	227,946	8,080	236,026
Right of use	85,831	—	85,831
Total assets held for sale	1,061,002	82,597	1,143,599

  Liabilities related to assets held for sale

	September 30, 2022
	Elevações Portuárias	Payly	Consolidated
Liabilities
Lease liabilities	105,131	—	105,131
Trade payables	5,233	49	5,282
Employee benefits payables	18,498	—	18,498
Income tax payables	33,587	1	33,588
Other taxes payable	6,152	94	6,246
Other current liabilities	58,583	71,264	129,847
Total liabilities held for sale	227,184	71,408	298,592

  Effect of disposal on the Company's financial position

The balances in Cosan of current assets held for sale of R$ 4,057 are represented by the investment in Payly.

65

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

9 Investments in associates

9.1 Investments in subsidiaries and associates

The Company's subsidiaries and associates are listed below:

	September 30, 2022	December 31, 2021
Directly owned subsidiaries
Compass Gás e Energia	88.00%	88.00%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Corretora de Seguros Ltda (i)	100.00%	—
Cosan Global Limited	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Oito S.A. (iii)	100.00%	—
Cosan Nove Participações S.A.	100.00%	—
Cosan Dez Participações S.A.	100.00%	—
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda	100.00%	100.00%
Payly Soluções de Pagamentos S.A. (iv)	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda	97.50%	97.50%
Sinlog Tecnologia em Logística S.A.	57.48%	72.25%
Rumo S.A.	30.35%	30.35%
Radar Propriedades Agrícolas S.A.	50.00%	—
Radar II Propriedades Agrícolas S.A.	50.00%	—
Nova Agrícola Ponte Alta S.A.	50.00%	—
Nova Amaralina S.A Propriedades Agrícolas	50.00%	—
Nova Santa Bárbara Agrícola S.A.	50.00%	—
Terras da Ponta Alta S.A.	50.00%	—
Castanheira Propriedades Agrícolas S.A.	50.00%	—
Manacá Propriedades Agrícolas S.A.	50.00%	—
Paineira Propriedades Agrícolas S.A.	50.00%	—
Violeta Fundo de Investimento Multimercado	100.00%	100.00%

(i)Subsidiary created to manage the insurance contracted by the Company.

(ii)Despite presenting an unsecured liability amount of R$98,437 on September 30, 2022, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.

66

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(iii)Subsidiary created to manage the acquisition of minority interest in Vale S.A., see note 1.1.10.

(iv)Due to the sale of interest as described in Note 8, the investment amounts were classified as assets held for sale.

On September 30, 2022, there was no change in indirect interests when compared to December 31, 2021, except for the acquisitions below:

	September 30, 2022	December 31, 2021
Tirreno Indústria e Comércio de Produtos Químicos Ltd	100.00%	—
Millennium Moove Corp.	100.00%	—
Stryker Intermediate Holdings Inc (Petrochoice)	100.00%	—
TUP Porto São Luis S.A.	100.00%	49.00%
Commit Gás S.A.	51.00%	—
Gás Brasiliano Distribuidora S.A.	100.00%	—
Gás de Alagoas S.A. - ALGÁS	29.44%	—
Companhia de Gás do Ceará - CEGÁS	29.44%	—
CEG Rio S.A.	37.41%	—
Companhia Paranaense de Gás - COMPAGÁS	24.50%	—
Companhia Potiguar de Gás - POTIGÁS	83.00%	—
Companhia de Gás do Estado do MS - MSGÁS	49.00%	—
Companhia de Gás de Santa Catarina - SCGÁS	41.00%	—
Sergipe Gás S.A. - SERGÁS	41.50%	—
Companhia Pernambucana de Gás - COPERGÁS	41.50%	—
Companhia de Gás do Rio Grande do Sul - SULGÁS	49.00%	—
Companhia de Gás do Amapá - GASAP	37.50%	—
Companhia Rondoniense de Gás - RONGAS	41.50%	—
Companhia de Gás do Piauí - GASPISA	37.25%	—
Agência Goiânia de Gás Canalizado S.A. - GOIASGÁS	30.46%	—

The following are the investments in subsidiaries and affiliates as of September 30, 2022, which are relevant to the Company:

67

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	714,190,095	628,487,691	88.00%	88.00%
Cosan Corretora de Seguros Ltda	5,000	4,999	99.98%	99.98%
Cosan Oito S.A.	8,000,005,000	8,000,004,999	100.00%	100.00%
Cosan Nove Participações S.A.	5,000	5,000	100.00%	100.00%
Cosan Dez Participações S.A.	5,000	5,000	100.00%	100.00%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	50.00%	50.00%
Radar Propriedades Agrícolas S.A.(i)	1,266,986	387,698	41.45%	41.45%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	4,916,297	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	41.45%	41.45%
Nova Amaralina S.A.	30,603,159	9,364,568	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	40,596,128	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	41.45%	41.45%
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	7.16%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	7.17%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	78,527,201	58,895,877	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	108,567	62,403	57.48%	57.48%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.35%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
TUP Porto São Luis S.A.	42,635,878	42,635,878	100.00%	100.00%

68

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2022	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Capital increase	Other(i)	At September 30, 2022
Rumo S.A.	4,490,787	83,250	1,415	(1,670)	—	—	—	4,573,782
Cosan Global	137,527	(4,221)	—	—	—	—	—	133,306
Compass Gás e Energia	5,583,215	1,197,700	(346)	(11,933)	(139,422)	—	—	6,629,214
Cosan Corretora de Seguros Ltda	—	224	—	—	—	5	—	229
Atlântico Participações Ltda	433,615	(1,002)	—	—	—	444,224	—	876,837
Cosan Limited Partners Brasil Consultoria Ltda	555	(192)	—	—	—	—	—	363
Sinlog Tecnologia em Logística S.A.	17,052	(9,053)	9,339	—	—	6,082	—	23,420
Cosan Lubes Investment	1,600,170	366,680	—	(125,414)	—	—	—	1,841,436
Payly Soluções de Pagamentos S.A.	9,607	(3,748)	—	—	—	—	(5,859)	—
Radar II Propriedades Agrícolas S.A.	—	17,719	—	108	(19,305)	—	756,931	755,453
Radar Propriedades Agrícolas S.A.	—	1,975	—	—	(5,377)	—	198,579	195,177
Nova Agrícola Ponte Alta S.A.	—	3,245	—	—	(8,493)	—	319,039	313,791
Nova Amaralina S.A. Propriedades Agrícolas	—	690	—	—	(1,617)	—	152,744	151,817
Nova Santa Bárbara Agrícola S.A.	—	93	—	—	(269)	—	25,485	25,309
Terras da Ponte Alta S.A.	—	30	—	—	(207)	—	50,309	50,132
Paineira Propriedades Agrícolas S.A.	—	1,267	—	—	(4,541)	—	126,402	123,128
Manacá Propriedades Agrícolas S.A.	—	1,026	—	—	(6,765)	—	137,079	131,340
Castanheira Propriedades Agrícolas S.A.	—	1,575	—	—	(6,227)	—	199,327	194,675
Tellus Brasil Participações S.A.	142,795	48,975	—	—	(9,730)	—	58,806	240,846
Pasadena Empreendimentos e Participações S.A.	879	(82)	—	—	—	500	—	1,297
Janus Brasil Participações S.A.	183,356	84,343	—	—	(29,616)	—	79,725	317,808
Violeta Fundo de Investimento Multimercado	2,119,143	107,133	—	11,035	(132,885)	—	(2,104,426)	—
Cosan Oito S.A.	—	186,394	—	—	—	6,000,000	5	6,186,399
Other	68,768	1,270	—	(1,770)	—	—	1,797	70,065
Total investments in associates	14,787,469	2,085,291	10,408	(129,644)	(364,454)	6,450,811	(4,057)	22,835,824
Cosan Luxembourg S.A.	(356,442)	258,005	—	—	—	—	—	(98,437)
Total provision for uncovered liability of associates	(356,442)	258,005	—	—	—	—	—	(98,437)
Total	14,431,027	2,343,296	10,408	(129,644)	(364,454)	6,450,811	(4,057)	22,737,387

(i)On August 1, 2022 real state investments that were below the Violeta Fund were contributed to the Company. Additionally, Payly Holding Ltda was transferred to assets held for sale, see note 8.

69

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%) (i)
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	7.16%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	7.17%
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%
Gás de Alagoas S.A. - ALGÁS	810,896,963	238,728,878	29.44%	29.44%
Companhia de Gás do Ceará - CEGÁS	39,400,000	11,599,428	29.44%	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%	37.41%
Companhia Paranaense de Gás - COMPAGAS	33,600,000	8,232,000	24.50%	24.50%
Companhia Potiguar de Gás - POTIGÁS	4,245,000	3,523,350	83.00%	83.00%
Companha de Gás do Estado do MS - MSGÁS	61,610,000	30,188,900	49.00%	49.00%
Companhia de Gás de Santa Catarina - SCGÁS	10,749,497	4,407,293	41.00%	41.00%
Sergipe Gás S.A. - SERGÁS	1,593,656	661,363	41.50%	41.50%
Companhia Pernambucana de Gás - COPERGÁS	163,485,912	67,846,653	41.50%	41.50%
Companhia de Gás do Rio Grande do Sul - SULGÁS	21,562,644	10,565,696	49.00%	49.00%
Companhia de Gás do Amapá - GASAP	3,100,000	1,154,750	37.25%	37.25%
Companhia Rondoniense de Gás - RONGAS	8,338,110	3,460,315	41.50%	41.50%
Companhia de Gás do Piauí - GASPISA	3,561,468	1,326,648	37.25%	37.25%
Agência Goiânia de Gás Canalizado S.A. - GOIASGÁS	7,390,008	2,250,970	30.46%	30.46%

(i)The Company has significant influence, justifying the criteria to define the measurement of the retained portion of the investment through the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

70

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2022	Interest in earnings of subsidiaries	Other comprehensive income (loss)	Dividends	Business combination (note 9.2)	Other	At September 30, 2022
Tellus Brasil Participações S.A.	142,798	71,795	—	(9,730)	—	64,686	269,549
Janus Brasil Participações S.A.	183,357	108,822	—	(29,616)	—	93,126	355,689
Rhall Terminais Ltda	4,907	1,225	—	(900)	—	—	5,232
Termag - Terminal Marítimo de Guarujá S.A.	4,725	4,251	—	—	—	(706)	8,270
TGG - Terminal de Granéis do Guarujá S.A.	17,563	4,399	—	(3,805)	—	—	18,157
Terminal XXXIX S.A.	30,649	16,851	—	—	—	—	47,500
TUP Porto São Luis S.A.	394,380	49	—	—	(393,579)	(850)	—
Companhia Paranaense de Gás - Compagás	—	7,905	—	(2,035)	411,737	—	417,607
Companhia Pernambucana de Gás - Copergás	—	11,794	—	—	405,700	—	417,494
Companhia de Gás de Santa Catarina - Scgás	—	25,973	—	(2,124)	608,468	—	632,317
Sergipe Gás S.A. - SERGÁS	—	4,615	—	—	63,856	—	68,471
Companhia de Gás do Ceará - Cegás	—	7,375	—	—	182,009	—	189,384
CEG Rio S.A.	—	14,500	—	—	261,336	—	275,836
Companhia de Gás de Mato Grosso do Sul - Msgás	—	6,431	—	(1,019)	284,173	—	289,585
Companhia Potiguar de Gás - Potigas	—	4,181	—	—	168,211	—	172,392
Other	1,688	3,379	60	—	66,001	9,767	80,895
	780,067	293,545	60	(49,229)	2,057,912	166,023	3,248,378

71

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

9.2 Acquisition of subsidiaries

During the period ended on September 30, 2022, the Company through its subsidiaries (Compass, Atlântico and Moove) concluded the acquisition of investments (Commit, Sulgás, TUP, Tirreno and Petrochoice) where in the table below we demonstrate individually and consolidated, the consideration paid and the fair value of the assets acquired and liabilities assumed on the acquisition date.

	Commit	Sulgás	TUP	Tirreno	Petrochoice	Consolidation effects (i)	Consolidated
Transferred consideration - 1st/single installment	2,097,758	945,979	393,579	71,200	2,350,429	—	5,858,945
Transferred consideration - 2nd installment	—	—	411,224	15,000	—	—	426,224
Total consideration transferred	2,097,758	945,979	804,803	86,200	2,350,429	—	6,285,169
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash, cash equivalents and restricted cash	124,174	73,298	81,820	1,476	41,997	—	322,765
Accounts receivable from customers (ii)	142,528	90,828	—	36,025	305,588	—	574,969
Inventories	3,859	7,274	—	19,121	426,960	—	457,214
Sectoral assets	59,757	—	—	—	—	—	59,757
Right of use	4,785	3,786	—	16,664	98,405	—	123,640
Dividends receivable	254,493	—	—	—	—	(77,685)	176,808
Assets held for sale	726,243	—	—	—	—	—	726,243
Contract asset	61,777	25,958	—	—	—	—	87,735
Tax credits	—	—	1,841	2,134	—	—	3,975
Property, plant and equipment	257	—	371,229	5,020	465,420	—	841,926
Intangible	903,471	2,749,893	417,398	60,081	1,351,446	(1,230,182)	4,252,107
investments	2,528,220	—	—	—	—	(76,729)	2,451,491
Other credits	172,624	142,180	—	4,899	40,499	—	360,202
Trade payables	(90,689)	(107,833)	(202)	(22,048)	(236,427)	—	(457,199)
Loans and financing	—	—	—	(12,825)	—	—	(12,825)
Deferred IR and CS	(649,324)	(871,183)	(66,606)	—	—	418,262	(1,168,851)
Taxes to pay	(31,217)	(14,647)	—	(1,825)	(10,657)	—	(58,346)
Provision for contingencies (iii)	(11,508)	(10,551)	—	(2,714)	—	—	(24,773)
Sectoral liabilities	(22,524)	(117,881)	—	—	—	—	(140,405)
Dividends payable	—	(104,048)	—	—	—	77,685	(26,363)
Lease Liabilities	(8,543)	(3,940)	—	(16,664)	(92,988)	—	(122,135)
Other obligations	(55,132)	(8,272)	(813)	(3,144)	(39,814)	—	(107,175)
Participation of non-controlling shareholders	(2,015,493)	(908,883)	—	—	—	—	(2,924,376)
Liquid and acquired assets	2,097,758	945,979	804,667	86,200	2,350,429	(888,649)	5,396,384
Consideration transferred for acquisition of non-controlling interests	(468,070)	—	—	—	—	—	(468,070)
Transferred consideration, net of cash acquired	1,629,688	945,979	804,667	86,200	2,350,429	—	5,816,963
Cash received	(124,174)	(73,298)	(81,820)	(1,476)	(19,811)	—	(300,579)
Transferred consideration, net of cash acquired (iv)	1,505,514	872,681	722,847	84,724	2,330,618	—	5,516,384

(i)Consolidation effects from the acquisition of the minority interest in the subsidiary Sulgás.

(ii)The fair value of trade accounts receivable is R$233,356. The gross amount of trade accounts receivable is R$265,279, which is expected to be fully received.

(iii)Compass carried out an assessment of the acquiree's liability proceedings with the internal legal department, where proceedings with a possible probability of loss of a civil, labor, tax and administrative nature were identified in the amount of R$331 referring to the subsidiary Commit and R$ 9,245 to the subsidiary Sulgás, which were recognized as contingent liabilities, as required by CPC 15 / IFRS 3.

(iv)The amount of R$5,516,384 presented in the consolidated, deducting R$393,579 corresponding to the settlement of the first installment for the acquisition of Porto São Luis, on November 3, 2021, we obtain the amount of R$5,122,805, referring to the consideration transferred , net of cash acquired, for the period ended September 30, 2022.

72

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Sulgás

On January 3, 2022, Compass Gás e Energia S.A., through its subsidiary Compass Um Participações S.A. (“Compass Um”) completed the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) owned by the Government of the State of Rio Grande do Sul for the amount of R$ 945,980, net of anticipation of dividends of R$ 9,264. As of that date, Sulgás began to be consolidated in the Company's financial information.

Sulgás is located in the city of Porto Alegre, and its main activity is the distribution of piped natural gas in the State of Rio Grande do Sul, and it exclusively operates this service through a concession model valid until August 2044. Its network of distribution totals approximately 1,400 km, serving more than 72,000 customers in 42 municipalities, with a distributed volume of 2.4 million m3/day.

In the preliminary assessment carried out by the Company, the acquisition price was allocated as a concession right for gas distribution.

The preliminary fair value of intangible assets of R$ 2,749,893 includes the effect of allocation of the concession right in the amount of R$ 2,582,077, calculated based on the concession agreement existing between Sulgás and the granting authority. The concession period is 50 years from the contracted date (April 19, 1994 to April 18, 2044).

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$ 1,333,965 and R$ 87,411, respectively generated by Sulgás.

TUP Porto São Luís

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of Porto São Luís. On November 3, 2021, the Company concluded the acquisition of the minority interest for the price of R$ 393,579.

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the capital stock of Porto São Luís was concluded, for the amount of R$ 411,224, with the transfer of control, held by São Luís Port Company S.A.R.L., a company of the China Communications Construction Company Limited (“CCCC”) group. The total amount paid for both transactions was R$ 804,803.

The acquisition generated preliminary goodwill in the amount of R$ 417,027 resulting from the acquisition of Porto.

Porto São Luís, a company that owns a terminal for private use located in São Luis/MA, aims to boost international trade by uniting the port, highways and railways. The purpose of this transaction is to create a future joint venture in the mining sector, in which Cosan will join with its port logistics and management expertise.

The consolidated income statement since the acquisition date does not have net income and loss in the amount of R$ 945, generated by TUP São Luís.

73

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Tirreno

On May 31, 2022, the subsidiary Moove acquired 100% of the shares of Tirreno, a privately held company based in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. The acquisition aims to increase synergies in automotive and industrial products through technology and manufacturing, distribution and cross-selling opportunities and brands.

After evaluation at fair value, the company registered capital gains in the amount of R$62,404, comprising Brand assets, Customer Portfolio, Relationship with distributors, Inventory and Fixed Assets. On the closing date, a goodwill of R$ 2,250 was determined, which represents the expected future economic benefit from the synergies arising from the acquisition.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$80,061 and R$3,033, respectively generated by Tirreno.

Petrochoice

On May 23, 2022, subsidiary Millennium Moove Corp acquired 100% of Stryker Intermediate Holdings and its operating subsidiaries (PetroChoice), a limited company in Delaware - USA and owner of all issued and outstanding shares of the acquiree's share capital.

The entities are experts in comprehensive lubrication and contamination control solutions, serving a wide range of needs and industries. The acquisition is part of Moove's strategic expansion plan, whose objective is to foster synergy in automotive and industrial products through technology and manufacturing, distribution and cross-selling opportunities with other regions already operating, replicating the management model, strategy and group sales.

PetroChoice's consolidated interim financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”) issued by the Financial Accounting Standards Board (“FASB”). Differences between these policies and the accounting practices adopted in Brazil and IFRSs were adjusted for equity accounting and consolidation in these interim financial statements. In the preliminary assessment, the Company identified adjustments in the goodwill and lease accounts.

74

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

After evaluation at fair value, the Company registered capital gains in the amount of US$ 80,893 thousand (R$ 423,718), comprising inventory, property, plant and equipment and intangible assets. In the preliminary evaluation, a goodwill of US$ 71,710 thousand (R$ 375,615) was determined, which represents the expected future economic benefit from the synergies arising from the acquisition. The Purchase Price Allocation or “PPA” work is being finalized and, therefore, the amounts disclosed above may be adjusted.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$999,478 and R$58,476, respectively generated by Petrochoice.

Commit

On July 11, 2022, Compass Gás e Energia S.A. completed the acquisition of the 51% stake in Petrobras Gás S.A. (“Gaspetro”), for the amount of R$2,097,758, paid in a single installment. Of this amount, R$468,070 refers to the acquisition of 49% of Sulgás, which is not being considered as a business combination carried out in stages, as the Company already controlled this entity.

Upon completion of the acquisition, the subsidiary assumed control of the acquiree. With the acquisition, the subsidiary reinforces its commitment to acting and investing in the natural gas distribution segment, helping to ensure energy security, which is essential for economic growth and increased competitiveness in the regions where it operates. The non-controlling interest of 49% of the common shares belongs to Mitsui Gás e Energia do Brasil Ltda. (“Mitsui”), is measured at fair value and recorded in the subsidiary's equity.

75

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The fair value of the non-controlling interest in the Commit was estimated using the discounted cash flow projection method. The measurement takes into account significant inputs that are not observable in the market, since Commit is a privately held company. The fair value estimate was calculated for each of Commit's investees and subsidiaries considering an average regulatory weighted capital cost rate, concession term, regulatory margin and estimated volumes.

On July 12, 2022, the change of the corporate name of Gaspetro to Commit Gás e Energia S.A. was announced. (“Commit”). Commit has interests in 18 piped natural gas distributors from different regions of the country and seeks to promote the best practices for sustainable development in the sector. Below we present the investees and their respective ownership percentages:

Distributors	% of participation
Parent company
Gás Brasiliano Distribuidora S.A. (“Gas Brasiliano”)	100.00%

Investments valued using the equity method
Companhia de Gás do Estado do Mato Grosso do Sul (“MSGás”)	49.00%
Companhia Potiguar de Gás (“Potigás”) (ii)	83.00%
Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) (i)	49.00%
CEG Rio S.A. (“CEG Rio”)	37.41%
Gás de Alagoas S.A. (“Algás”)	41.50%
Companhia de Gás da Bahia (“Bahiagás”)	41.50%
Companhia de Gás do Ceará (“Cegás”)	41.50%
Companhia Paranaense de Gás (“Compagás”)	24.50%
Companhia Pernambucana de Gás (“Copergás”)	41.50%
Companhia de Gás do Amapá (“Gasap”)	37.25%
Companhia de Gás do Piauí (“Gaspisa”)	37.25%
Companhia Paraibana de Gás (“PBGás”)	41.50%
Cia Rondoniense de Gás (“Rongás”)	41.50%
Sergipe Gás S.A. (“Sergás”)	41.50%
Companhia de Gás de Santa Catarina (“SCGás”)	41.00%
Companhia Brasiliense de Gás (“CEBGás”)	32.00%
Agência Goiana de Gás Canalizado S.A. (“GoiasGás”)	30.46%

(i)The subsidiary Compass Um Participações S.A. holds the remaining 51% of that entity.

(ii)The subsidiary does not control the investee Potigas, as the State of Rio Grande do Norte holds 51% of the common shares with voting rights, while Commit holds 49%.

76

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

After preliminary evaluation at fair value, the subsidiary recorded capital gains in the amount of R$2,668,883, comprising investment, intangible assets and contingencies. The surplus related to the concession right of the non-controlled investees was allocated as part of the investment and will be amortized based on the concession agreement of each investee.

The consolidated income statement includes, since the acquisition date, revenues and net income in the amount of R$862,747 and R$650,688, respectively generated by Commit. If the acquired subsidiary had been consolidated since January 1, 2022, the consolidated income statement for the period for the gas and energy segment ended September 30, 2022 would have presented net income of R$15,412,456 and net income of $1,899,645.

9.3 Non-controlling interests in subsidiaries

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Rumo S.A.	1,854,158,791	1,291,629,301	69.66%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Sinlog Tecnologia em Logística S.A.	108,567	46,164	42.52%
Cosan Lubes Investment	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	78,527,201	19,631,324	25.00%
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%
Comgás	132,520,587	1,139,210	0.86%
Commit Gás S.A.	110,993	54,387	49.00%

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

77

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2022	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Acquisition of non-controlling interest (ii)	Business combination (note 9.2)	Other (i)	At September 30, 2022
Comgás	28,466	10,676	—	—	(6,276)	—	—	(118)	32,748
Sulgás	—	6,466	—	—	(26,701)	(888,450)	908,883	(198)	—
Commit Gás S.A.	—	82,950	—	—	(31,850)	—	2,015,493	—	2,066,593
Compass Gás e Energia	761,432	163,311	(78)	—	(19,059)	—	—	(1,627)	903,979
Rumo S.A.	10,527,777	187,807	23,165	1,805	(2,119)	—	—	(22,515)	10,715,920
Sinlog Tecnologia em Logística S.A.	6,549	(5,262)	16,039	—	—	—	—	—	17,326
Cosan Limited Partners Brasil	14	(5)	—	—	—	—	—	—	9
Cosan Lubes	683,143	157,047	—	(51,191)	—	—	—	—	788,999
Payly	2,602	(1,250)	—	—	—	—	—	—	1,352
Radar II Propriedades Agrícolas S.A.	—	17,719	—	—	(19,305)	—	—	754,421	752,835
Radar Propriedades Agrícolas S.A.	—	1,975	—	—	(5,377)	—	—	198,579	195,177
Nova Agrícola Ponte Alta S.A.	—	3,245	—	—	(8,493)	—	—	319,039	313,791
Nova Amaralina S.A. Propriedades Agrícolas	—	690	—	—	(1,617)	—	—	152,744	151,817
Nova Santa Bárbara Agrícola S.A.	—	93	—	—	(269)	—	—	25,485	25,309
Terras da Ponte Alta S.A.	—	30	—	—	(207)	—	—	50,309	50,132
Paineira Propriedades Agrícolas S.A.	—	1,267	—	—	(4,541)	—	—	126,402	123,128
Manacá Propriedades Agrícolas S.A.	—	1,026	—	—	(6,765)	—	—	137,079	131,340
Castanheira Propriedades Agrícolas S.A.	—	1,575	—	—	(6,227)	—	—	199,327	194,675
Violeta Fundo de Investimento Multimercado	2,119,102	69,200	(107,359)	11,143	(132,885)	—	—	(1,959,201)	—
	14,129,085	698,560	(68,233)	(38,243)	(271,691)	(888,450)	2,924,376	(20,274)	16,465,130

(i)Refers substantially to the transfer of investment from Violeta Fundo de Investimento Multimercado to Grupo Radar.

(ii)Acquisition of non-controlling interest in Sulgás through the Commit Business Combination, as disclosed in Note 9.2.

78

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

10 Investment in joint venture

Changes to investment in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by Cosan	4,557,597,117
Cosan ownership interest	44.05%

At January 1, 2022	10,936,663
Interest in earnings of joint ventures	(153,558)
Other comprehensive (losses) income	987,941
Interest on capital (i)	(126,522)
Dividends (i)	(143,995)
At September 30, 2022	11,500,529

(i)Amount proposed and allocated in the period. On March 25, 2022, dividends and interest on equity previously constituted were paid, in the amount of R$ 517,233. On April 1 and 27, 2022, interest on equity was paid in the period, in the amount of R$ 107,706.

On May 1, 2022, Raízen concluded the acquisition of all the shares representing the capital stock of Neolubes Indústria de Lubrificantes Ltda. The agreement provided for certain post-transaction price adjustments, which were entered into and concluded between Raízen and the sellers on September 13, 2022. The transaction resulted in the recognition of a gain on bargain purchase, preliminarily determined, in the amount of R$ 174,798 that impacted the Company's equity in equity in the amount of R$ 77,209.

The balance sheet and income statement of the jointly-owned subsidiary are disclosed in Note 4 – Segment information.

As of September 30, 2022, the Company was in compliance with the covenants of the contract that governs the joint venture.

79

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

11 Property, plant and equipment, intangible assets, goodwill and contract asset

11.1 Property, plant and equipment

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent easement	Construction in progress	Other	Total	Total
Cost
At January 1, 2022	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064	81,406
Business combination (Note 9.2)	322,374	229,595	—	—	153,661	136,296	841,926	—
Additions	2,587	9,877	772	10,577	2,356,729	(3,783)	2,376,759	1,070
Disposals	(1,445)	(2,647)	(42,812)	(52)	(9,024)	(48,840)	(104,820)	—
Transfers (ii)	150,039	109,419	314,079	1,256,671	(1,916,292)	25,180	(60,904)	(340)
Assets held for sale (note 8)	(396,614)	(528,452)	—	—	(23,444)	(5,143)	(953,653)	—
Effect of exchange rate fluctuations	44,247	141,344	—	—	428	151,898	337,917	—
At September 30, 2022	2,122,353	1,933,750	8,010,928	10,022,197	3,806,711	697,350	26,593,289	82,136

Depreciation
At January 1, 2022	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)	(28,399)
Additions	(56,367)	(137,907)	(430,456)	(499,768)	—	(25,814)	(1,150,312)	(6,033)
Disposals	2,467	32,927	37,239	8	—	50,187	122,828	—
Transfers (ii)	(18,603)	(2,892)	—	23,931	—	(618)	1,818	—
Assets held for sale (note 8)	208,661	406,945	—	—	—	4,008	619,614	—
Effect of exchange rate fluctuations	(26,384)	(137,323)	—	—	—	(130,910)	(294,617)	—
At September 30, 2022	(508,844)	(720,792)	(3,235,267)	(3,591,470)	(13,379)	(138,428)	(8,208,180)	(34,432)

At January 1, 2022	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553	53,007
At September 30, 2022	1,613,509	1,212,958	4,775,661	6,430,727	3,793,332	558,922	18,385,109	47,704

(i)     As of September 30, 2022, railcars and locomotives in the amount of R$745,203 (R$745,203 as of December 31, 2021) were pledged to guarantee bank loans (Note 5.6).

(ii)     Transfers of fixed assets as a result of capitalization and other reclassifications of said assets.

80

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)     Capitalization of borrowing costs

At Rumo, during the period ended September 30, 2022, capitalized borrowing costs were R$ 63,349 (R$ 51,598 as of September 30, 2021), using an average rate of 12.83% (10.32 % as of September 30, 2021) to capitalize borrowing costs.

While at TRSP, during the period ended September 30, 2022, the subsidiary capitalized R$ 40,196 (R$ 30,567 as of September 30, 2021) at a weighted average rate of 7.67% p.a.

11.2 Intangible assets and goodwill

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At January 1, 2022	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283	15,731
Additions	4,731	19,932	2,605	—	81,582	3,618	112,468	98
Business combination (Note 9.2)	764,035	2,423,182	—	146,354	918,247	289	4,252,107	—
Disposals	—	(30,735)	—	—	(1)	(16)	(30,752)	—
Transfers (i)	—	562,179	(1,904)	—	(6)	28,951	589,220	340
Assets held for sale (note 8)	(62,922)	(5,403)	(317,148)	—	—	(26,169)	(411,642)	—
Effect of exchange rate fluctuations	(16,768)	—	4,258	6,798	61,832	990	57,110	—
At September 30, 2022	1,821,893	22,585,679	66,993	219,792	2,665,721	516,716	27,876,794	16,169

Amortization:
At January 1, 2022	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)	(13,927)
Additions	—	(600,414)	(8,879)	—	(97,471)	(24,689)	(731,453)	(564)
Disposals	—	19,295	—	—	1	10	19,306	—
Assets held for sale (note 8)	—	5,403	157,743	—	—	12,470	175,616	—
Effect of exchange rate fluctuations	—	—	(4,258)	—	22,622	(1,004)	17,360	—
At September 30, 2022	—	(4,485,975)	(22,681)	(9,201)	(1,103,456)	(424,643)	(6,045,956)	(14,491)

At January 1, 2022	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498	1,804
At September 30, 2022	1,821,893	18,099,704	44,312	210,591	1,562,265	92,073	21,830,838	1,678

(i)  The amount of transfers also includes a portion of R$25,171 of the intangible asset that was reclassified to a financial asset.

81

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	September 30, 2022	December 31, 2021
Compass (i) /(iii)	During the concession and extension period	11,436,580	8,953,495
Rumo(ii)	1.59%	6,663,124	6,752,770
		18,099,704	15,706,265

Operating license for port terminal	3.70%	44,312	211,895
		44,312	211,895
Trademarks
Comma	Undefined	64,237	57,439
Petrochoice		146,354	—
		210,591	57,439
Customers relationship
Compass	20.00%	281,416	276,811
Moove (iii)	5% to 20%	1,278,674	297,286
Other	20.00%	2,175	1,362
		1,562,265	575,459
Other
Software license	20.00%	66,460	46,770
Other	20.00%	25,613	50,853
		92,073	97,623

Total		20,008,945	16,648,681

(i)     Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession;

(ii)    Refers to Rumo's railroad concession agreement. The amount will be amortized until the end of the concession in 2079.

(iii)   Increase substantially due to the business combination as detailed in note 9.2.

82

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

11.3 Contract asset

	Compass	Moove	Total
At December 31, 2021	684,970	21,012	705,982
Additions	798,360	10,794	809,154
Disposals	—	(18,232)	(18,232)
Business combination (note 9.2)	87,735	—	87,735
Transfers to intangible assets (i)	(594,993)	—	(594,993)
At September 30, 2022	976,072	13,574	989,646

(i)    The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

During the period ended September 30, 2022, R$ 79,081 was transferred to the balance of internally generated intangibles.

Investment commitments

The indirect subsidiary Comgás assumed long-term commitments in its concession agreement that include investments (expansion, improvements and maintenance) to be carried out until the end of the concession period, on May 30, 2049. The values of the investments, estimated at the time , for expansion projects and operational support exceed R$ 20,000,000, in addition to investments in administrative support, with an expected disbursement of around R$ 3,000,000.

Considering that the concession contract provides for regulation by incentive, defining an efficient business plan at each five-year cycle in light of a rate of return on capital defined at the time to guarantee the opportunity for the concessionaire to obtain an appropriate remuneration for its investments, for each tariff review subsidiary Comgás will propose a binding regulatory plan, in line with the reality of the time and considering the rate of return on capital defined by the regulatory body.

83

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)      Capitalization of borrowing costs

During the period ended September 30, 2022, the indirect subsidiary Comgás capitalized R$48,970 at an average rate of 12.12% p.a. (R$25,716 and 7.63% in the period ended September 30, 2021).

11.4 Right-of-use

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At January 1, 2022	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382	49,529
Business combination (Note 9.2)	121,110	2,230	—	—	300	—	123,640	—
Additions	64,940	61,985	1,006	—	4,336	111,459	243,726	541
Contractual adjustments	9,315	18,846	3,480	(1,079)	1,542	156,636	188,740	120
Disposals	(24,005)	(724)	—	—	—	—	(24,729)	(15,261)
Assets held for sale (note 8)	—	—	—	—	—	(106,365)	(106,365)	—
Effect of exchange rate fluctuations	15,803	(496)	—	—	(504)	—	14,803	—
At September 30, 2022	442,046	224,290	943,096	85,949	34,773	7,962,043	9,692,197	34,929

Amortization:
At January 1, 2022	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)	(15,358)
Additions	(39,278)	(21,348)	(27,286)	(3,285)	(6,508)	(232,175)	(329,880)	(3,865)
Disposals	6,099	710	—	—	—	—	6,809	5,635
Assets held for sale (note 8)	—	—	—	—	—	20,534	20,534	—
Effect of exchange rate fluctuations	1,771	28	—	—	265	—	2,064	—
At September 30, 2022	(99,327)	(49,868)	(426,504)	(20,244)	(21,368)	(988,277)	(1,605,588)	(13,588)

At January 1, 2022	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267	34,171
At September 30, 2022	342,719	174,422	516,592	65,705	13,405	6,973,766	8,086,609	21,341

11.5 Properties for investments and properties held for sale

Accounting policy

The Company classifies non-current assets (mainly agricultural investment properties, of the Cosan Investments segment) and disposal groups as held for sale if their book values are recovered mainly through a sale transaction and not through continued use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of book value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding financial expenses and income tax expenses.

The criterion for classifying held for sale is considered to be met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its current condition. Actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale is expected to be completed within one year from the date of classification.

Investment properties held for sale continue to be measured at fair value. Assets and liabilities classified as held for sale are presented separately in the balance sheet.

84

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The balances of properties held for sale and investment properties are shown below:

	Investment properties	Properties held for sale	Total
December 31, 2021	3,886,696	—	3,886,696
Gain in fair value variation	59,061	—	59,061
Additions	8,280	—	8,280
Transfers	(18,384)	18,384	—
Asset sale	—	(10,336)	(10,336)
September 30, 2022	3,935,653	8,048	3,943,701

12 Commitments

Considering the current gas supply contracts, Compass Gás e Energia S.A. and its subsidiaries has a financial commitment that totaled an estimated present value of R$15,989,997, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2025.

The subsidiary Compass Gás e Energia, through Compass Comercialização, has a contract for the supply of Liquefied Natural Gas ("GNL") with Total Gas & Power Limited ("Total") which, after overcoming the preceding conditions, is committed to incur the staggered acquisition of GNL supply of up to 120 TBTU for a period of 10 years.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)       Capacity increase in Rumo Malha Paulista and reduction of urban conflicts, estimated by the agency at R$ 6,100,000.

(ii)      Investments in Rumo Malha Central at R$ 645,573.

(iii)     Improvements and modernization of the facilities and equipment of the port elevations estimated at R$ 340,000.

85

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

13  Concessions payable and commitments

	September 30, 2022	December 31, 2021
Court discussion:
Rumo Malha Paulista S.A.	41,483	55,170
Rumo Malha Oeste S.A.	1,897,759	1,747,233
	1,939,242	1,802,403

Railroad concession:
Rumo Malha Paulista S.A.	1,096,788	1,145,450
	1,096,788	1,145,450

Payables:
Rumo Malha Sul S.A.	82,526	85,713
Rumo Malha Paulista S.A.	49,595	20,682
Rumo Malha Paulista S.A.	17,313	-
	149,434	106,395

Total	3,185,464	3,054,248

Current	184,970	160,771
Non-current	3,000,494	2,893,477
	3,185,464	3,054,248

On January 17, 2022, Rumo Malha Oeste S.A. paid and resumed payments of the quarterly installments falling due under the original Concession and Lease Agreements, in compliance with clause ten and item XII of the second amendment signed between the subsidiary and Agência Nacional de Transportes Terrestres - ANTT on May 19, 2021.

86

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Leases and grants under IFRS16

	September 30, 2022	December 31, 2021
Leases:
Rumo Malha Sul S.A.	568,914	623,155
Rumo Malha Paulista S.A.	500,910	508,169
Rumo Malha Oeste S.A.	200,794	216,101
Elevações Portuárias S.A.	-	97,046
Portofer Transporte Ferroviário Ltda.	12,639	13,921
	1,283,257	1,458,392

Grants:
Rumo Malha Paulista S.A.	739,843	590,594
Rumo Malha Central S.A.	773,719	614,410
	1,513,562	1,205,004

Total	2,796,819	2,663,396

Current	287,895	274,774
Non-current	2,508,924	2,388,622
	2,796,819	2,663,396

(i)	For the period ended September 30, 2022, the subsidiary reclassified the balances of Elevações Portuárias S.A. for non-current liabilities available for sale.

87

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)
14  Other taxes payable

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Tax amnesty and refinancing program	199,948	194,228	206,635	200,664
ICMS – State VAT	—	—	342,588	278,351
COFINS – Revenue tax	48,035	48,229	91,283	88,214
PIS – Revenue tax	2,670	8,530	9,216	15,082
INSS – Social security	29,222	22,293	38,260	34,215
Withholding income tax	—	—	5,299	11,024
Other	2,202	3,099	52,359	55,559
	282,077	276,379	745,640	683,109

Current	135,560	134,956	593,460	536,220
Non-current	146,517	141,423	152,180	146,889
	282,077	276,379	745,640	683,109

15   Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	Parent Company
	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Profit before taxes	(365,477)	(485,858)	3,231,104	4,762,826
Income tax and social contribution nominal rate (34%)	124,262	165,192	(1,098,575)	(1,619,361)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	224,493	764,019	1,347,885	1,933,061
Differences in tax rates on earnings (losses) of overseas companies	(25,270)	(31,281)	—	(5,382)
Share-based payment transactions	(22)	(66)	560	487
Interest on shareholders’ equity	(15,975)	(66,544)	—	—
Selic on overdraft	6,871	11,652	—	—
Other	36,232	12,898	(216,293)	(225,786)
Income tax and social contribution (current and deferred)	350,591	855,870	33,577	83,019

Effective rate - %	95.93%	176.16%	(1.04%)	(1.74%)

88

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Profit before taxes	287,089	848,352	3,440,716	5,566,059
Income tax and social contribution nominal rate (34%)	(97,610)	(288,439)	(1,169,843)	(1,892,460)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	(41,111)	70,761	1,134,613	1,371,395
Differences in tax rates on earnings (losses) of overseas companies	(28,496)	(19,371)	(5,281)	(22,527)
Granted income tax incentive	56,629	151,589	38,108	131,816
Share-based payment transactions	(22)	(66)	560	487
Interest on shareholders’ equity	13,067	(28,846)	(25,164)	(41,643)
Non-deductible expenses (donations, gifts, etc.)	(2,026)	(5,710)	(1,095)	(19,276)
Tax losses not recorded	2,931	(215,192)	(52,529)	(87,761)
ICMS benefit - extemporaneous tax credits (ii)	98,772	274,584	43,230	261,286
ICMS benefit - current period (ii)	66,809	169,878	27,252	70,371
Rate difference	(353)	16,715	—	—
Goodwill amortization effect	318	953	—	317
Selic on overdraft	20,137	10,498	—	—
Other	64,734	82,866	(72,547)	(76,663)
Income tax and social contribution (current and deferred)	153,779	220,220	(82,696)	(304,658)

Effective rate - %	(53.56%)	(25.96%)	2.40%	5.47%

(i)Equity also includes, in the amount of R$ 23,165, the amortization of the surplus value of Raizen, which is treated as a temporary difference.

(ii)In the current year, the subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 179,304 (R$ 156,782 principal and R$ 22,522 interest), used through its offset against IR, CSLL, PIS and COFINS payable overdue in the period , related to the overpayments of IRPJ and CSLL in the years 2017, 2018, and 2019, when this benefit was not computed in the calculation of the IR and CSLL due by the Company, due to the non-taxation of the benefit of the tax base reduction of ICMS in the State of São Paulo from 12% to 15.6% by virtue of art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62.399/2016. These credits were recognized by the subsidiary Comgás based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which also took into account all the jurisprudence applicable to the subject. Comgás took into account all the accounting rules in force, which, after being analyzed together, did not indicate any other accounting effect to be recognized. In March 2022, there was a judgment on the subject in the 1st Panel of the STJ favorable to the taxpayer, involving tax benefit of deferral of ICMS, obtained by contract. In April  2022, there was a judgment in the 2nd Panel of the STJ unfavorable to the taxpayer, in a case that involved a reduction in the ICMS tax base. Based on these events, Management, based on the opinions of its legal advisors, reclassified the probability of loss in any specific discussion on the topic from remote to possible. The amount used by the Company referring to extemporaneous and current credit, until September 30, 2022, totals R$ 758,340 (R$ 667,666 principal and R$ 90,674 interest).

89

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021 (Restated) (i)	September 30, 2022	December 31, 2021 (Restated) (i)
Assets credit of:
Income tax losses	956,237	529,834	2,409,326	1,739,847
Social contribution losses	344,780	191,275	878,989	627,860

Temporary differences
Foreign exchange - Loans and borrowings	1,413,459	1,482,132	1,571,014	1,667,500
Provision for legal proceedings	104,825	82,440	234,048	222,454
Loss allowances for impairment (Rumo Malha Oeste)	—	—	34,011	34,704
Post-employment benefits	—	—	164,076	160,082
Allowance for expected credit losses	—	—	27,457	21,747
Tax credit losses	6,985	6,985	70,092	67,760
Share-based payment transactions	23,880	17,479	74,938	50,114
Leases	2,476	1,998	167,898	189,890
Unrealized result with derivatives	—	—	291,216	—
Profit sharing	15,600	17,507	91,158	98,224
Business combination - Fixed assets	—	—	39,536	24,318
Business combination - Intangible	—	—	119,289	111,590
Selic on overdraft	77,645	77,645	100,264	100,369
Miscellaneous expense allowance	153,463	179,449	600,175	342,307
Other (ii)	44,887	—	591,879	232,647
Total	3,144,237	2,586,744	7,465,366	5,691,413

Liabilities credit of:
Temporary differences

Review of useful life of property, plant and equipment	—	—	(388,297)	(350,110)
Business combination - Fixed assets	—	—	(59,721)	(40,294)
Tax goodwill	—	—	(357,486)	(397,239)
Unrealized gains on derivatives instruments	(396,688)	(748,873)	(647,002)	(1,028,058)
Fair value option in loans	—	—	(529,502)	(126,174)
Marketable securities	—	—	(96,344)	(62,593)
Investment properties	—	—	(101,843)	(100,197)
Capitalized interest	—	—	(104,237)	(44,563)
Multimarket Fund Income not redeemed	—	(2,596)	—	(2,596)
Income on formation of joint ventures	(645,342)	(602,673)	(645,342)	(602,673)
Business Combination - Fixed Assets / Intangibles	—	—	(4,452,589)	(3,492,345)
Other (iii)	(468,651)	(454,916)	(782,628)	(210,999)
Total	(1,510,681)	(1,809,058)	(8,164,991)	(6,457,841)

Total of deferred taxes recorded, net	1,633,556	777,686	(699,625)	(766,428)

Deferred tax assets	1,633,556	777,686	4,139,006	3,051,628
Deferred tax liabilities	—	—	(4,838,631)	(3,818,056)
Total deferred, net	1,633,556	777,686	(699,625)	(766,428)

90

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(i)The corresponding amounts as of December 31, 2021, listed in the table above, are being restated for a better classification between assets and liabilities, with no impact on the total amounts presented above.

(ii)Refers mainly to deferred expenses in Malha Central (R$ 137,503) and Malha Norte (R$ 49,950)

(iii)It mainly refers to the tax loss recognized in the capital contribution in a subsidiary.

c)      Analytical movement in deferred tax assets and liabilities

	Parent Company
	Tax loss and negative basis	Employee benefits	Provisions	Leases	Other	Total
At December 31, 2021	721,109	34,986	268,874	1,998	1,559,777	2,586,744
Credited / (charged) to the profit for period	579,908	4,494	(3,132)	478	44,418	626,166
Exchange differences	—	—	—	—	(68,673)	(68,673)
At September 30, 2022	1,301,017	39,480	265,742	2,476	1,535,522	3,144,237

	Parent Company
	Effects on the formation of joint ventures	Unrealized gains on derivatives	Other	Total

At December 31, 2021	(602,673)	(748,873)	(457,512)	(1,809,058)
(Charged) / credited to the profit for period	(42,669)	352,185	(11,139)	298,377
At September 30, 2022	(645,342)	(396,688)	(468,651)	(1,510,681)

				1,633,556

91

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total

At December 31, 2021	2,367,707	160,082	148,338	688,972	189,890	—	111,590	2,024,834	5,691,413
Credited / (charged) to the profit for period	920,608	3,994	17,758	240,603	(21,992)	291,216	7,699	329,491	1,789,377
Recognized in equity	—	—	—	—	—	—	—	(310)	(310)
Business combination (Note 9.2)	—	—	—	36,208	—	—	—	45,164	81,372
Exchange differences	—	—	—	—	—	—	—	(96,486)	(96,486)
At September 30, 2022	3,288,315	164,076	166,096	965,783	167,898	291,216	119,289	2,302,693	7,465,366

	Consolidated
	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total

At December 31, 2021	(602,673)	(3,492,345)	(1,028,058)	(350,110)	(126,174)	(3,219)	(11,427)	(843,835)	(6,457,841)
Credited / (charged) to the profit for period	(42,669)	147,310	358,403	(38,187)	(336,722)	(15,186)	(18,952)	(541,185)	(487,188)
Other comprehensive income	—	—	22,653	—	—	—	—	7,608	30,261
Business combination (Note 9.2)	—	(1,160,238)	—	—	(66,606)	—	—	(23,379)	(1,250,223)
At September 30, 2022	(645,342)	(4,505,273)	(647,002)	(388,297)	(529,502)	(18,405)	(30,379)	(1,400,791)	(8,164,991)

Total deferred taxes recorded									(699,625)

92

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

16 Provision for legal proceedings and judicial deposits

The Company has contingent liabilities as of September 30, 2022 and December 31, 2021 in relation to:

	Provision for legal proceedings
	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Tax	206,500	164,652	709,792	647,610
Civil, environmental and regulatory	148,081	123,420	622,003	585,034
Labor	73,116	73,787	411,887	411,417
	427,697	361,859	1,743,682	1,644,061

	Judicial deposit
	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Tax	324,280	312,031	534,151	500,484
Civil, environmental and regulatory	84,060	86,192	152,414	169,857
Labor	20,056	33,368	210,608	252,720
	428,396	431,591	897,173	923,061

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2021	164,652	123,420	73,787	361,859
Provisions	24,204	19,442	3,374	47,020
Settlement / Write-offs	(3,665)	(10,007)	(9,966)	(23,638)
Monetary variation (i)	21,309	15,226	5,921	42,456
At September 30, 2022	206,500	148,081	73,116	427,697

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2021	647,610	585,034	411,417	1,644,061
Provisions	41,468	77,395	102,047	220,910
Settlement / Write-offs	(23,005)	(110,892)	(137,576)	(271,473)
Exchange rate	4,805	16,404	1,322	22,531
Monetary variation (i)	38,914	54,062	34,677	127,653
At September 30, 2022	709,792	622,003	411,887	1,743,682

(i)      Includes write-off of interest due to reversals.

93

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Compensation with FINSOCIAL	—	—	309,373	300,470
INSS - Social security	71,182	61,439	90,709	97,847
State VAT - ICMS credit (i)	57,269	23,166	121,771	85,965
PIS and COFINS	27,584	26,343	27,875	28,427
IPI - Excise tax credit - NT	40,357	43,461	40,357	43,461
Federal income taxes	1,056	1,103	9,140	8,553
IPTU - Urban Property and Territorial Tax	—	—	3,678	—
Other	9,052	9,140	106,889	82,887
	206,500	164,652	709,792	647,610

(i)          Tax enforcement for the collection of ICMS by the State of São Paulo arising from disallowances of credits for diesel oil used in the agro-industrial production process. The Embargoes on Execution were dismissed, as were the appeals that followed.

  Labor claims: the Company and its subsidiaries are defendants in labor claims filed by former employees and outsourced service providers claiming additional compensation and indemnities. Additionally, the Company has public civil lawsuits filed by the Labor Public Prosecutor's Office regarding the alleged non-compliance with labor standards, working conditions and work environment. For allegations deemed valid, the Company signed a Conduct Adjustment Agreement with the Brazilian authorities.

94

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

  Civil, Environmental and Regulatory Proceedings: The Company and its subsidiaries are party to several indemnity claims, public civil claims and administrative proceedings that individually are not relevant, where, in the opinion of its lawyers, the risk of loss is probable.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Tax	4,628,370	4,652,106	15,378,611	14,647,917
Civil, environmental and regulatory	1,011,122	900,472	7,732,788	6,939,743
Labor	25,176	22,748	859,934	859,830
	5,664,668	5,575,326	23,971,333	22,447,490

Civil, environmental and regulatory:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Civil (i)	969,418	860,971	4,723,974	4,221,797
Environmental (ii)	41,662	39,459	1,647,815	1,472,542
Regulatory	42	42	1,360,999	1,245,404
	1,011,122	900,472	7,732,788	6,939,743

(i)	Malha Paulista is a party to a claim for damages, in the investigation phase, filed by the former Rede Ferroviária Federal S/A (RFFSA), due to the deactivation of the railway's electric traction system, whose value of claims on September 30 of 2022 total R$ 323,304.

Malha Paulista, Municipality of Jales and others are parties to a Public Civil Action, which is in the investigation phase, in which it requires the execution of the works, in addition to a conviction to pay for alleged damages, in the amount of R$ 128,634.

95

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

(ii)	Notice received by Elevações Portuárias in the amount of R$ 22,500 referring to the allegation of dumping of effluents in violation of the legislation. The subsidiary will present a defense to rule out the application of the assessment.

Tax:

	Parent Company		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Penalties related to tax positions	—	—	582,399	461,747
Federal income taxes	859,127	822,039	5,687,311	5,404,264
ICMS - State VAT	1,305,472	1,386,895	3,043,345	2,877,144
IRRF - Withholding tax	1,377	1,344	1,345,076	1,251,394
PIS and COFINS - Revenue taxes	1,268,057	1,242,960	2,491,801	2,368,123
MP 470 - Tax installments	245,211	243,115	385,694	398,184
IOF on Mutual	—	—	145,727	136,286
Compensation with IPI - IN 67/98	142,506	139,387	142,506	186,048
IPI - Excise tax credit - NT	349,433	347,953	500,407	492,025
INSS - Social security and other	89,021	110,213	160,391	180,533
Other	368,166	358,200	893,954	892,169
	4,628,370	4,652,106	15,378,611	14,647,917

The Company's and its subsidiaries' lawyers assessed the probability of loss as possible, therefore, no provision was recorded in accordance with CPC 25 / IAS 37.

The Company believes that there are no uncertainties about the treatment of income taxes and considers that its tax liabilities are adequate for all outstanding fiscal years, based on evaluations of several factors, such as interpretations of tax legislation and previous experiences.

96

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

17  Shareholders’ equity

a)      Share capital

The subscribed capital as of September 30, 2022 is R$8,402,544 (R$6,365,853 as of December 31, 2021), fully paid-in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the bylaws, the authorized capital stock may be increased up to the limit of R$9,000,000.

On April 29, 2022, the Extraordinary General Meeting approved the increase in the Company's capital stock, in the amount of R$2,036,691, distribution of dividends of R$1,423,757 and allocation of the legal reserve of R$348,753 and statutory reserve in the amount of R$264,181.

As of September 30, 2022, the Company's share capital comprises the following:

	Common shares
Shareholders - Common shares	Quantity	%
Controlling group	672,312,942	35.87%
Board of directors and executive officers	26,016,211	1.39%
Free float	1,171,657,411	62.52%

Total shares outstanding	1,869,986,564	99.78%

Treasury shares	4,084,368	0.22%

Total	1,874,070,932	100.00%

b)     Treasury shares

On May 9, 2022, the Company's Board of Directors approved a new Share Buyback Program of up to 110,000,000 common shares, representing 9.39% of the total shares available in the market, with a term until November 9, 2023. Shares repurchased may be used to comply with obligations arising from potential exercise of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

97

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

As of September 30, 2022, the Company had 4,084,368 shares in treasury (5,440,772 shares as of December 31, 2021), whose market price was R$17.38. This reduction refers to the delivery of 1,356,404 shares to members of the share-based compensation plans.

c)      Other comprehensive income

	December 31, 2021	Comprehensive result	September 30, 2022 (Restated)
Cash flow hedge result	(1,362,618)	(2,959)	(1,365,577)
Foreign currency translation effects	1,093,366	787,017	1,880,383
Actuarial gains (losses) of defined benefit plan	(299,993)	25,939	(274,054)
Deferred tax on actuarial losses of defined benefit plan	101,997	(8,819)	93,178
Gains (losses) in the measurement of a derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	28,525	22,286	50,811
Total	(484,354)	823,464	339,110

Attributable to:
Owners of the Company	(521,609)	861,707	340,098
Non-controlling interests	37,255	(38,243)	(988)

	December 31, 2020	Comprehensive result	September 30, 2021

Cash flow hedge result	(761,203)	(610,917)	(1,372,120)
Foreign currency translation effects	782,899	(17,349)	765,550
Actuarial gains (losses) of defined benefit plan	(363,376)	507	(362,869)
Deferred tax on actuarial losses of defined benefit plan	123,548	—	123,548
Gains (losses) in the measurement of a derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	461	26,717
Total	(237,507)	(627,298)	(864,805)

Attributable to:
Owners of the Company	(252,610)	(635,774)	(888,384)
Non-controlling interests	15,103	8,476	23,579

98

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

d)     Dividends

  Receivable

Parent Company	Investments in associates	Investments in joint venture	Total
At December 31, 2021	22,747	517,344	540,091
Proposed Dividends	295,267	144,006	439,273
Interest on capital proposed	58,817	107,544	166,361
Dividends received	(97,402)	(624,939)	(722,341)
At September 30, 2022	279,429	143,955	423,384

Consolidated	Investments in associates	Investments in joint venture	Total
At December 31, 2021	2,621	517,344	519,965
Proposed Dividends	222,451	144,006	366,457
Interest on capital proposed	—	107,544	107,544
Business combination (i)	17,099	—	17,099
Dividends received	(65,928)	(624,939)	(690,867)
At September 30, 2022	176,243	143,955	320,198

(i)	For consolidation purposes, dividends payable, in the amount of R$9,264, from the subsidiary Sulgás to its parent company Compass Um were eliminated.

  Payable

	Parent Company	Consolidated
At December 31, 2021	754,282	799,634
Complementary Dividends	45,736	145,018
Business combination (note 9.2)	—	176,808
Dividends paid	(799,347)	(924,247)
At September 30, 2022	671	197,213

99

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

18  Earnings per share

The result by basic share calculations is dividing the net income number by the weighted average number of common shares outstanding during the period. The share is the result calculated by adjusting the result for impacts and instruments calculated by dilutors.

The following table presents the calculation of earnings per share (in thousands of reais shares, except for amounts per share):

	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	(14,886)	370,012	3,264,681	4,845,845
	—	—	—	—
Dilutive effect of the share-based plan of subsidiaries	(261)	(232)	(43)	(5,656)
Dilution effect of Brado's liquidity option	(146)	(1,019)	305	—
	—	—	—	—

Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	(15,293)	368,761	3,264,943	4,840,189

Weighted-average number of shares outstanding - basic (In thousands of shares)	—	—	—	—
Basic	1,868,618	1,868,913	1,866,887	1,823,106
Dilutive effect of the share-based plan	4,855	5,720	3,009	3,075

Dilutive	1,873,473	1,874,633	1,869,896	1,826,181

Earnings per share
Basic	(R$ 0.0080)	R$ 0.1980	R$ 1.7487	R$ 2.6580
Diluted	(R$ 0.0082)	R$ 0.1967	R$ 1.7461	R$ 2.6504

100

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock options and put options. For stock options, a calculation is made to determine the effect of dilution on earnings attributable to the parent company's shareholders as a result of the exercise of stock options in subsidiaries. For the put option, it is assumed that it has been converted into common shares, and the profit attributable to the shareholders of the parent is adjusted.

Anti-dilution instruments

In the period ended September 30, 2022, 110,000,000 shares related to the Company's share buyback plan were not considered in the diluted earnings per share analysis, as they increase earnings per share.

19 Net sales

The following is an analysis of the Company’s and its subsidiaries net sales for the period:

	Consolidated
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Gross revenue from sales of products and services	13,425,167	33,996,175	8,159,201	21,358,866
Construction revenue	330,300	798,360	227,262	669,760
Indirect taxes and deductions	(2,248,166)	(5,811,262)	(1,495,992)	(3,871,355)
Net sales	11,507,301	28,983,273	6,890,471	18,157,271

101

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
At a point in time
Natural gas distribution	5,347,983	13,500,651	2,866,787	7,363,047
Electricity trading	60,819	175,844	137,684	538,333
Lubricants and base oil	2,551,231	6,246,116	1,340,061	4,162,412
Other	171,521	471,311	85,784	144,828
	8,131,554	20,393,922	4,430,316	12,208,620
Over time
Railroad transportation services	2,818,551	7,289,575	1,877,216	4,769,590
Port elevation	132,049	332,018	88,355	197,224
Construction revenue	330,300	798,360	227,262	669,760
Services rendered	112,150	214,998	277,142	347,677
	3,393,050	8,634,951	2,469,975	5,984,251

Elimination	(17,303)	(45,600)	(9,820)	(35,600)

Total of net sales	11,507,301	28,983,273	6,890,471	18,157,271

Seasonality of operations

The Company's segments “Gas and Power” and “Logistics” are subject to fluctuations due to the seasonality of operations, as shown below:

Gas and Energy

Activities in the natural gas commercialization and distribution segment are subject to seasonality. While the months from December to March are marked by a drop in gas consumption, between the months of April and November there is a significant increase in consumption, due to the winter season and the acceleration of industrial production.

102

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Logistics

Rumo's activities are subject to the natural seasonality of agricultural commodities. Most of the soybean crop exports take place between January and August, while the transportation of the corn crop (mainly for export) is concentrated between May and December. These fluctuations have a significant impact on the demand for transporting these commodities. For this reason, Rumo normally has a higher volume transported in the second and third quarters of each year, and a lower volume transported in the off-season, that is, in the first and fourth quarters of each year.

20 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Depreciation and amortization	(3,123)	(10,461)	(3,684)	(9,705)
Personnel expenses	(51,960)	(141,043)	(64,647)	(105,789)
Expenses with third-party services	(6,699)	(18,497)	(7,279)	(29,319)
Other	(15,793)	(44,120)	(19,652)	(60,196)
	(77,575)	(214,121)	(95,262)	(205,009)

General and administrative expenses	(77,575)	(214,121)	(95,262)	(205,009)
	(77,575)	(214,121)	(95,262)	(205,009)

103

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021 (Restated) (i)	January 1, 2021 to September 30, 2021 (Restated) (i)
Raw materials	(1,851,478)	(4,737,400)	(1,282,587)	(3,448,997)
Commodity cost (natural gas)	(4,262,079)	(10,584,177)	(1,906,658)	(4,952,975)
Electricity purchased for resale	(65,906)	(196,912)	(144,043)	(912,535)
Railroad transportation and port elevation expenses	(972,498)	(2,398,659)	(518,167)	(1,262,432)
Other transports	(40,142)	(85,715)	(112,215)	(149,947)
Depreciation and amortization	(679,047)	(2,162,751)	(634,544)	(1,564,523)
Salaries and wages	(725,931)	(1,792,263)	(518,525)	(1,268,801)
Construction cost	(330,300)	(798,360)	(227,262)	(669,760)
Expenses with third-party services	(227,749)	(623,282)	(184,483)	(464,316)
Selling expenses	(11,075)	(29,373)	(9,458)	(19,486)
Other	(475,233)	(971,661)	(147,405)	(462,271)
	(9,641,438)	(24,380,553)	(5,685,347)	(15,176,043)

Cost of sales	(8,698,843)	(22,166,959)	(5,099,251)	(13,668,850)
Selling expenses	(378,616)	(816,026)	(178,919)	(518,325)
General and administrative expenses	(563,979)	(1,397,568)	(407,177)	(988,868)
	(9,641,438)	(24,380,553)	(5,685,347)	(15,176,043)

    (i)      As detailed restated in the Note 3.1.

21  Other income (expenses), net

	Parent company
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Gain from bargain purchase	—	92,946	—	—
Result on disposals and write-offs of property, plant and equipment, intangible assets and right of use	(1,858)	(1,858)	(8)	(61)
Legal proceedings provision, receivables and tax installments	(24,245)	(51,388)	(48,650)	(71,092)
Revenue from eventual sales	5,666	14,650	1,191	3,486
Other	(6,786)	(26,894)	20,307	42,593
	(27,223)	27,456	(27,160)	(25,074)

104

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Advantageous purchase gain	—	92,946	—	—
Tax credits (i)	203	77,926	36,273	277,519
Change in fair value of investment properties	—	59,061	—	—
Result on disposals and write-offs of property, plant and equipment and intangible assets	(3,354)	(27,343)	(2,641)	(13,110)
Net effect of legal proceedings	(86,841)	(237,395)	(95,267)	(165,015)
Settlement of disputes in the renewal process	—	(32,490)	—	52,963
Loss on impairment	(243)	(243)
Other	26,379	19,066	17,528	53,008
	(63,856)	(48,472)	(44,107)	205,365

   (i)      Extemporaneous credit for the exclusion of ICMS from the PIS and COFINS base, see note 6.

105

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

22 Finance results

Details of finance income and costs are as follows:

	Parent Company
	July 1, 2022 to September 30, 2022	January 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Cost of gross debt
Interest on debt	(162,306)	(571,477)	(77,840)	(258,734)
Monetary and exchange rate variation	(124,422)	135,445	(331,571)	66,990
Derivatives and fair value measurement	(174,081)	(1,589,928)	642,600	101,569
Amortization of borrowing costs	(23,718)	(32,189)	(2,207)	(5,171)
	(484,527)	(2,058,149)	230,982	(95,346)

Income from financial investment and exchange rate in cash and cash equivalents	48,374	151,408	24,891	43,185
	48,374	151,408	24,891	43,185

Cost of debt, net	(436,153)	(1,906,741)	255,873	(52,161)

Other charges and monetary variations
Interest on other receivables	16,354	34,942	(10,158)	2,845
Monetary variation of other financial assets	2,060	(1,006)	—	(42,709)
Interest on other payables	—	—	(243,481)	(251,361)
Interest on lease liabilities	(917)	(2,906)	(1,079)	(3,028)
Interest on shareholders' equity	(4,346)	(6,401)	74,011	122,481
Interest on contingencies and contracts	(38,095)	(78,250)	9,597	(4,969)
Bank charges and other	(114,173)	(137,032)	(20,767)	(30,939)
Exchange variation and non-debt derivatives	(317,116)	(391,537)	(674,838)	(432,724)
	(456,233)	(582,190)	(866,715)	(640,404)

Finance results, net	(892,386)	(2,488,931)	(610,842)	(692,565)

Reconciliation
Finance expense	(508,854)	(1,183,257)	(419,304)	(796,186)
Finance income	71,038	192,710	90,173	129,961
Foreign exchange, net	(313,494)	312,399	(876,397)	(236,111)
Derivatives	(141,076)	(1,810,783)	594,686	209,771
Finance results, net	(892,386)	(2,488,931)	(610,842)	(692,565)

106

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

	Consolidated
	July 1, 2022 to September 30, 2022 (Restated)	January 1, 2022 to September 30, 2022 (Restated)	July 1, 2021 to September 30, 2021	January 1, 2021 to September 30, 2021
Cost of gross debt
Interest on debt	(904,309)	(3,096,742)	(764,949)	(1,877,539)
Monetary and exchange rate variation	(421,131)	768,909	(1,437,257)	(150,710)
Derivatives and fair value measurement	(253,386)	(1,486,926)	1,425,772	638,209
Amortization of borrowing costs	(16,327)	(181,851)	(13,943)	(94,253)
Finance and warranties on debt	(9,554)	(32,230)	(11,801)	(32,784)
	(1,604,707)	(4,028,840)	(802,178)	(1,517,077)

Income from financial investment and exchange rate in cash and cash equivalents	477,467	1,309,639	163,787	285,755
Financial investment update on listed entities (i)	283,366	283,366	—	—
	760,833	1,593,005	163,787	285,755

Cost of debt, net	(843,874)	(2,435,835)	(638,391)	(1,231,322)

Other charges and monetary variations
Interest on other receivables	105,922	261,372	78,517	348,210
Update of other financial assets	17,010	(1,006)	—	(42,709)
Interest on other liabilities	(118,199)	(299,122)	(284,518)	(345,837)
Monetary variation on leases	(89,233)	(288,221)	(88,270)	(270,744)
Interest on contingencies and contracts	(104,331)	(307,387)	(50,030)	(120,862)
Interest on sectoral assets and liabilities	(10,413)	(21,964)	—	—
Bank charges and other	(124,393)	(125,050)	(29,694)	(54,353)
Exchange variation and non-debt derivatives	(187,174)	(628,670)	(45,011)	63,569
	(510,811)	(1,410,048)	(419,006)	(422,726)

Finance results, net	(1,354,685)	(3,845,883)	(1,057,397)	(1,654,048)

Reconciliation
Finance expense	(1,199,642)	(2,681,384)	(628,515)	(1,860,700)
Finance income	709,151	2,022,664	347,766	776,251
Foreign exchange, net	(572,510)	504,071	(1,416,858)	(177,129)
Net effect of derivatives	(291,684)	(3,691,234)	640,210	(392,470)
Finance results, net	(1,354,685)	(3,845,883)	(1,057,397)	(1,654,048)

(i)    Adjustment of fair value through profit or loss, based on the market value of Vale's shares, as per Nnte 1.1.10.

107

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

23  Post-employment benefits

	Consolidated
	September 30, 2022	December 31, 2021
Defined contribution
Futura II	284	190

Defined benefit
Futura	159,600	198,761
Health Plan	482,576	470,524
	642,176	669,285

	642,460	669,475

24 Share-based payment

The Company and its subsidiaries have Share-Based Compensation Plans that are settled in shares and cash. As of 30 September 2022, the Group has the following share-based payment arrangements:

108

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Share-based payment plan
July 31, 2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
July 31, 2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
July 31, 2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
July 31, 2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
September 10, 2021 - Invest II	Cosan S.A.	4	5,283,275	(1,320,820)	3,962,455	22.24
October 11, 2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
July 31, 2022 - Invest I	Cosan S.A.	3	846,506	—	846,506	18.74
			8,504,964	(1,455,180)	7,049,784

July 31, 2019	Comgás	4	83,683	(14,794)	68,889	79.00
			83,683	(14,794)	68,889

September 01, 2017	Rumo S.A.	5	870,900	(870,900)	—	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(433,246)	716,298	13.94
August 15, 2019	Rumo S.A.	5	843,152	(228,028)	615,124	22.17
November 11, 2020	Rumo S.A.	5	776,142	(178,493)	597,649	20.01
May 05, 2021	Rumo S.A.	5	1,481,000	(414,702)	1,066,298	20.84
September 15, 2021	Rumo S.A.	3	1,560,393	(125,246)	1,435,147	18.19
September 05, 2022	Rumo S.A.	3	1,781,640	—	1,781,640	20.56
September 05, 2022	Rumo S.A.	-	67,896	—	67,896	20.56
			8,530,667	(2,250,615)	6,280,052
Cash-settled transactions
July 31, 2019 - Invest	Moove	5	132,670	—	132,670	50.79
July 31, 2020 - Invest	Moove	5	106,952	—	106,952	61.89
July 31, 2021 - invest	Moove	3	80,729	—	80,729	102.73
July 31, 2021 - invest	Moove	3	77,967	—	77,967	135.05
July 31, 2021 - Special Program	Moove	4	615,362	—	615,362	135.05
August 1st, 2021	TRSP	3	35,161	—	35,161	25.46
August 1st, 2021	Compass Comercialização	3	32,967	—	32,967	25.46
August 1st, 2021	Compass Gás e Energia	2	27,833	—	27,833	25.46
August 1st, 2021	Compass Gás e Energia	3	159,704	—	159,704	25.46
November 1st, 2021	Compass Gás e Energia	3	1,541,254	—	1,541,254	25.46
November 1st, 2021	Comgás	3	180,066	—	180,066	25.46
February 1st, 2022	Compass Gás e Energia	3	82,384	—	82,384	25.59
August 1st, 2022	Compass Gás e Energia	3	778,567	—	778,567	25.59
August 1st, 2022	Compass Comercialização	3	28,675	—	28,675	25.59
August 1st, 2022	TRSP	3	29,445	—	29,445	25.59
			3,909,736	—	3,909,736
Total			21,029,050	(3,720,589)	17,308,461

109

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)     Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

Stock option programs
At December 31, 2021	15,592,511
Granted	4,474,213
Vested	(2,758,263)
At September 30, 2022	17,308,461

b)    Measurement of fair values

The weighted average fair value of the programs granted during September 30, 2022 and December 31, 2021 and the main assumptions used in the application of the Black-Scholes model were as follows:

	Cosan S.A.		Compass		Comgás		TRSP		Rumo
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Key assumptions:
Share price at grant date	18.74	23.20	28.74	27.27	78.58	78.58	28.74	27.27	20.56	20.56
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	N/A	N/A	6.94%	6.94%
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.81%	N/A	N/A	41.03%	26.51%

c)     Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the periods ended September 30, 2022 and 2021 were R$ 70,455 and R$ 28,187, respectively.

110

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

25 Subsequent events

Acquisition of interest and control of subsidiaries – Tellus and Janus

The Purchase and Sale Agreement for the acquisition of agricultural property management companies (“Janus”, “Tellus”, “Duguetiapar” e “Gamiovapar” or "Acquired") was executed by Cosan on September 30, 2022. The conditions precedent stipulated in the purchase and sale agreements were met on October 20, 2022.

The corporate reorganization was the only condition precedent applicable only to Tellus. As part of this restructuring, part of the agricultural properties belonging to Tellus were contributed to the companies Duguetiapar Empreendimentos e Participações S.A. (or “Duguetiapar”) and Gamiovapar Empreendimentos e Participações S.A. (or “Gamiovapar”). As a result, the Company now holds a 7.60% stake in the investments Duguetiapar and Gamiovapar.

Cosan increased its stake by 12.40%, from 7.60% to 20% (considering a direct stake of 19.57%; and an indirect stake of 0.43%).

Cosan has a 20% economic interest and rights through shareholders' agreement, as follows: (i) majority of seats on the Board of Directors; (ii) decision-making power over the relevant activities of the acquired companies. As a result of the acquisition of additional interest and amendments to the shareholders' agreements, the Company obtained control over these entities.

The net acquisition price of the acquired companies was R$1,007,634, in five annual installments of R$201,526 adjusted by the SELIC. The first installment, totaling R$202,861, was paid on October 20, 2022, of which R$1,334 was adjusted by the SELIC.

The Company, through independent consultants, assessed the fair value of all assets acquired and liabilities assumed in the opening balance sheet. Based on this assessment, no differences were identified between the fair value and the book value.

On the acquisition date, the shareholders' equity interest of the acquired companies was R$7,542,815, and their share capital was composed by: (i) Cosan, Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for Tellus, Gamiovapar and Duguetiapar; and (ii) Cosan, Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for Janus.

111

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$)

a)    Bargain purchase gain

This business combination resulted in gain on a bargain purchase because the fair value of the assets acquired and the liabilities assumed exceeded the total fair value of the consideration paid. The fair values of the acquired assets were mainly impacted by the appreciation of agricultural properties between the base date of negotiation and the closing of the acquisition.

The Company also recognized the amount as a gain and recorded it under “other operating income, net” in the income statement for the year and was included in the Cosan Investiments segment. The effects of this gain are shown as follows:

	Janus	Tellus	Gamiovapar	Duguetiapar	Total
Shareholders’ equity	4,976,443	3,229,044	622,306	95,228	8,923,021
Acquired interest (%)	12.40%	12.40%	12.40%	12.40%	12.40%
Acquired interest	617,125	400,789	77,241	11,820	1,106,974
Transferred consideration	567,901	363,211	66,500	10,022	1,007,634
Bargain purchase gain	49,224	37,578	10,741	1,798	99,341
Income tax and social contribution	(16,736)	(12,777)	(3,652)	(611)	(33,776)

The Company added the amount to its income tax and social contribution tax base. However, it did not generate a balance of tax payable since there was an accumulated balance of tax losses and a negative basis for CSLL in the current year that absorbed this gain.

Second generation ethanol (“E2G”) trading with Shell Trading Rotterdan B.V. (“Shell”) and investment program in 5 new plants

On November 7, 2022, Raízen, in line with its strategy of providing advanced solutions that contribute to a low carbon economy, signed a contract for the commercialization of E2G, produced from sugarcane biomass, until 2037 with to Shell.

This contract provides for the delivery of 3.3 billion liters of E2G, which will be produced in connection with an investment program for the construction of 5 new E2G plants, fully integrated into Raízen's Bioenergy Parks, which will total R$ 6,000,000.

Revenue from the sale of this contract will reach at least €3,300,000 thousand, guaranteeing a predictable and satisfactory level of return, in compliance with the Company's business plan.

Compass dividend distribution

On November 7, 2022, the Board of Directors of subsidiary Compass Gás e Energia approved the distribution of dividends in the amount of R$1,474,761, paid on the filing date of these interim financial statements.

Disposal of Equity interest in Port Elevations

On November 14, 2022, the subsidiary Rumo concluded the sale of 80% of its equity interest in the wholly-owned subsidiary Elevações Portuárias S.A. ("EPSA"), which operates and controls terminals T16 and T19 in the Port of Santos/SP, to Corredor Logística e Infraestrutura Sul ("CLI SUL"), a company wholly-owned by Corredor Logística e Infraestrutura ("CLI"), in line with the strategy of forming long-term partnerships and focusing on rail logistics and the execution of strategic expansion projects. The subsidiary Rumo received a net amount of R$1,394,669, with a result of R$955,584.

112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer